1
Exhibit 99.3
PyroGenesis Canada Inc.
Consolidated Financial Statements
December 31, 2022 and 2021

2
PyroGenesis Canada Inc.
Consolidated Financial Statements
December 31, 2022 and 2021
Management’s responsibility
3

Report of Independent Registered Public Accounting Firm – Current Firm

(PCAOB ID Number
1232
)
4

Financial Statements

Consolidated Statements of Financial Position
5

Consolidated Statements of Comprehensive Loss
6

Consolidated Statements of Changes in Shareholders’ Equity
7

Consolidated Statements of Cash Flows
8 - 9

Notes to Consolidated Financial Statements
10 - 51

3
Management’s Responsibility
Management is

responsible for

the preparation

and presentation

of the

accompanying consolidated

financial statements,
including

responsibility

for

significant

accounting

judgments

and

estimates

in

accordance

with

International

Financial
Reporting

Standards

as

issued

by

the

International

Accounting

Standards

Board.

This

responsibility

includes

selecting
appropriate accounting principles

and methods, and

making decisions affecting

the measurement of transactions

in which
objective judgment is required.
The

Board

of

Directors

and

Audit

Committee

are

composed

primarily

of

Directors

who

are

neither

management

nor
employees of

the Company.

The Board

of Directors

is responsible

for overseeing

management in

the performance

of its
financial reporting responsibilities, and

for approving the

financial information included in

the annual report.

The Board fulfills
these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with
management and

the external

auditor.

The Audit

Committee has

the responsibility

of meeting

with management

and the
external auditors to

discuss the internal

controls over the

financial reporting process, auditing

matters and financial

reporting
issues. The Audit Committee is also responsible for recommending the appointment of the Company's external auditor.
Raymond Chabot

Grant Thornton

LLP, an Independent Registered Public

Accounting Firm,

is appointed

by the

shareholders
to audit the

consolidated financial statements

and report directly

to them; their

report follows. The

external auditor has

full
and free access to, and meets periodically and

separately with, both the Audit Committee and management to discuss their audit findings.
March 30, 2023
[Signed by P.

Peter Pascali]

[Signed by Andre Mainella]
P.

Peter Pascali, Chief Executive Officer

Andre Mainella, Chief Financial Officer

4
Raymond Chabot
Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8
T 514-878-2691
Report of Independent Registered Public Accounting Firm
To

the Shareholders and Directors of PyroGenesis Canada Inc.
Opinion on the consolidated financial statements
We have

audited the

accompanying consolidated

statements of

financial position

of PyroGenesis

Canada Inc.

(the "Company")

as of
December 31,

2022 and

2021, the

related consolidated

statements of

comprehensive loss,

changes in

shareholders’ equity

and cash
flows for the years then ended,

and the related notes (collectively referred

to as the "consolidated financial statements"). In

our opinion,
the consolidated

financial statements present

fairly,

in all

material respects,

the financial position

of the

Company as

of December

31,
2022 and

2021, and

the results

of its

operations and

its cash

flows for

the years

then ended

in conformity

with International

Financial
Reporting Standards as issued by the International Accounting Standards Board.
Going concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.
As discussed

in Note

2 to

the consolidated

financial statements,

the Company

has incurred

operating losses

and negative

cash flows
from operations and, as a result, has an accumulated deficit as of

December 31, 2022. These conditions, along with other matters as set forth in

Note 2,

indicate the existence

of a material

uncertainty that

may cast significant

doubt about

the Company’s

ability to continue
operating as a

going concern. Management's

plans in regard

to these matters

are also described

in Note 2.

The consolidated financial
statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for opinion
These consolidated financial statements are

the responsibility of the Company’s

management. Our responsibility is to

express an opinion
on the

Company's consolidated

financial statements

based on

our audits.

We

are a

public accounting

firm registered

with the

Public
Company Accounting

Oversight Board (United

States) ("PCAOB") and

are required to

be independent with

respect to the

Company in
accordance with the

U.S. federal securities

laws and the

applicable rules and

regulations of the

Securities and Exchange

Commission
and the PCAOB.
We conducted our

audits in accordance with

the standards of the

PCAOB. Those standards require

that we plan and

perform the audit
to obtain reasonable

assurance about whether

the consolidated financial

statements are free

of material misstatement,

whether due to
error

or

fraud.

The

Company is

not

required

to

have,

nor

were

we engaged

to

perform, an

audit

of

its internal

control

over

financial
reporting. As

part of

our audits,

we are

required to

obtain an

understanding of

internal control

over financial

reporting but

not for

the
purpose of expressing an opinion

on the effectiveness of the

Company's internal control over financial

reporting. Accordingly, we express
no such opinion.
Our audits included performing

procedures to assess the

risks of material misstatement

of the consolidated financial

statements, whether
due

to

error

or

fraud,

and performing

procedures

that

respond to

those

risks. Such

procedures included

examining,

on

a

test basis,
evidence

regarding

the

amounts

and

disclosures

in

the

consolidated

financial

statements.

Our

audits

also

included

evaluating

the
accounting

principles

used

and

significant

estimates

made

by

management,

as

well

as

evaluating

the

overall

presentation

of

the
consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.
Montréal, Canada
March 30, 2023

5
PyroGenesis Canada Inc.
Consolidated Statements of Financial Position
December 31, 2022 and 2021
(In Canadian dollars)

December 31, December 31,
2022 2021
$ $
Assets
Current assets
Cash and cash equivalents [note 8]
3,445,649
12,202,513
Accounts receivable [note 9]
18,624,631
17,639,616
Costs and profits in excess of billings on uncompleted contracts [note 10]
1,051,297
4,922,710
Inventory [note 24]
1,876,411
887,590
Investment tax credits receivable [note 11]
276,404
256,513
Income taxes receivable
14,169
117,029
Current portion of deposits [note 14]
432,550
1,328,452
Current portion of royalties receivable [note 13]
455,556
311,111
Contract assets

499,912
375,789
Prepaid expenses
771,603
717,661
Total current assets
27,448,182
38,758,984
Non-current assets
Deposits [note 14]
46,053
248,756
Strategic investments [note 12]
6,242,634
14,901,659
Property and equipment [note 15]
3,393,452
3,712,937
Right-of-use assets [note 16]
4,818,744
5,765,993
Royalties receivable [note 13]
952,230
947,543
Intangible assets [note 17]
2,104,848
2,774,198
Goodwill [note 18]
2,660,607
2,660,607
Total assets
47,666,750
69,770,677
Liabilities
Current liabilities
Bank indebtedness [note 28]
991,902
—
Accounts payable and accrued liabilities [note 19]
10,115,870
10,069,177
Billings in excess of costs and profits on uncompleted contracts [note 20]
9,670,993
9,400,231
Current portion of term loans [note 21]
69,917
83,004
Current portion of lease liabilities [note 16]
2,672,212
2,934,236
Balance due on business combination [note 6]
2,088,977
2,242,503
Income taxes payable
187,602
23,048
Total current liabilities
25,797,473
24,752,199
Non-current liabilities
Lease liabilities [note 16]
2,861,482
2,389,729
Term

loans [note 21]
320,070
107,901
Balance due on business combination [note 6]
1,818,798
1,709,700
Deferred income taxes [note 31]
—
42,394
Total liabilities
30,797,823
29,001,923
Shareholders’ equity [note 22]
Common shares
85,483,223
82,104,086
Warrants
223,200
—
Contributed surplus
24,546,960
19,879,055
Accumulated other comprehensive income
402
3,444
Deficit
(93,384,858)
(61,217,831)
Total shareholders’ equity
16,868,927
40,768,754
Total liabilities and shareholders’ equity
47,666,750
69,770,677
Contingent liabilities, subsequent events [notes 29 and

33].
The accompanying notes form an integral part of the consolidated financial statements.
Approved on behalf of the Board:
[Signed by P.

Peter Pascali] P.

Peter Pascali
[Signed by Andrew Abdalla] Andrew Abdalla

6
PyroGenesis Canada Inc.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2022 and 2021
(In Canadian dollars)

2022 2021
$ $
Revenues [note 7]
19,013,503
31,068,350
Cost of sales and services [note 24]
10,869,616
18,636,539
Gross profit
8,143,887
12,431,811
Expenses
Selling, general and administrative [note 24]
29,025,434
27,237,135
Research and development, net [note 11]
2,317,973
2,535,987
31,343,407
29,773,122
Net loss from operations
(23,199,520)
(17,341,311)
Changes in fair value of strategic investments [note 12]
(8,340,781)
(21,426,218)
Finance costs, net [note 25]
(550,742)
(404,370)
Loss before income taxes

(32,091,043)
(39,171,899)
Income taxes [note 31]
75,984
(739,960)
Net loss
(32,167,027)
(38,431,939)
Other comprehensive income (loss)
Items that will be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) on investments

in foreign

operations
(3,042)
3,444
Comprehensive loss
(32,170,069)
(38,428,495)
Loss per share [note 26]
Basic
(0.19)
(0.23)
Diluted
(0.19)
(0.23)
The accompanying notes form an integral part of the consolidated financial statements.

7
PyroGenesis Canada Inc.
Consolidated Statements of Changes in Shareholders’

Equity
For the years ended December 31, 2022 and 2021
(In Canadian dollars)

Accumulated
Number of other
common Common Contributed comprehensive
shares shares Warrants Surplus income Deficit Total
$ $ $ $ $ $
Balance - December 31, 2021
170,125,795
82,104,086
—
19,879,055
3,444
(61,217,831)
40,768,754
Shares issued upon exercise of stock
options [note 22]
2,440,000
2,283,357
—
(870,558)
—
—
1,412,799
Private placement [note 22]
1,014,600
1,095,780
223,200
—
—
—
1,318,980
Share-based payments —
—
—
5,538,463
—
—
5,538,463
Other comprehensive loss for the year —
—
—
—
(3,042)
—
(3,042)
Net loss —
—
—
—
—
(32,167,027)
(32,167,027)
Balance – December 31, 2022
173,580,395
85,483,223
223,200
24,546,960
402
(93,384,858)
16,868,927
Balance - December 31, 2020
159,145,992
67,950,069
—
10,480,310
—
(19,007,273)
59,423,106
Shares issued upon exercise of stock
options [note 22]
3,482,000
1,473,818
—
(364,000)
—
—
1,109,818
Shares issued upon exercise of purchase
warrants and compensation options [note
22]
8,337,897
13,085,197
—
—
—
—
13,085,197
Share redemptions for cancellation [note
22]
(840,094)
(404,998)
—
—
—
(3,778,619)
(4,183,617)
Share-based payments —
—
—
9,762,745
—
—
9,762,745
Other comprehensive income for the year —
—
—
—
3,444
—
3,444
Net loss —
—
—
—
—
(38,431,939)
(38,431,939)
Balance – December 31, 2021
170,125,795
82,104,086
—
19,879,055
3,444
(61,217,831)
40,768,754
The accompanying notes form an integral part of the consolidated financial statements.

8
PyroGenesis Canada Inc.
Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021
(In Canadian dollars)

2022 2021
$ $
Cash flows provided by (used in)
Operating activities
Net loss
(32,167,027)
(38,431,939)
Adjustments for:
Share-based payments
5,538,463
9,762,745
Depreciation of property and equipment
603,894
356,103
Depreciation of right-of-use assets
635,828
570,411
Amortization and write-off of intangible assets
878,030
465,913
Amortization of contract assets
243,626
513,572
Net finance costs
550,742
404,370
Change in fair value of investments
8,340,781
21,426,218
Deferred income taxes
(42,394)
(584,246)
Unrealized foreign exchange
(102,236)
(10,623)
(15,520,293)
(5,527,476)
Net change to working capital items [note 23]
4,391,408
(12,585,956)
(11,128,885)
(18,113,432)
Investing activities
Additions to property and equipment
(396,051)
(1,502,231)
Additions to intangible assets
(290,373)
(246,630)
Purchase of strategic investments
(3,604,000)
(10,588,857)
Disposal of strategic investments
3,922,244
14,252,730
Business combination, net of cash acquired
—
807,945
(368,180)
2,722,957
Financing activities
Increase in bank indebtedness
991,902
—
Interest paid
(467,453)
(253,791)
Repayment of term loans
(33,003)
(20,507)
Repayment of lease liabilities
(657,381)
(263,078)
Repayment of balance due on business combination
(217,778)
—
Proceeds from issuance of term loans
292,941
—
Proceeds from issuance of shares upon exercise

of warrants
—
13,085,197
Proceeds from issuance of shares upon exercise

of stock options
1,412,799
1,109,818
Proceeds from private placement [note 22]
1,318,980
—
Shares repurchased for cancellation
—
(4,183,617)
2,641,007
9,474,022
Effect of exchange rate changes on cash denominated in

foreign currencies
99,194
14,067
Net decrease in cash and cash equivalents

(8,756,864)
(5,902,386)
Cash and cash equivalents - beginning of year
12,202,513
18,104,899
Cash and cash equivalents - end of year
3,445,649
12,202,513

9
2022 2021
$ $
Supplemental cash flow disclosure
Non-cash transactions:
Purchase of intangible assets included in accounts payable
—
81,693
Purchase of property and equipment included in

accounts payable
—
22,557
Addition to contract assets included in accounts

payable
—
195,060
Settlement of accounts receivable on business acquisition
—
1,744,400
Accretion interest on balance due on business

combination
173,350
110,204
Accretion interest on royalties receivable
118,290
132,809
Accretion on term loan
28,236
12,185
Fair value of HPQ warrants exercised
—
9,181,250
Initial recognition or modification of lease liabilities

and right-of-use assets [note 16]:
Right-of-use assets
(311,421)
2,157,796
Prepaid rent expense
—
(36,903)
Lease liabilities
867,110
2,120,893
The accompanying notes form an integral part of the consolidated financial statements.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
10
1.

Nature of operations
PyroGenesis Canada Inc.

(“PyroGenesis”) and

its subsidiaries

(collectively,

the “Company”),

incorporated under

the laws
of the Canada

Business Corporations

Act, was formed

on July 11,

2011.

The Company

owns patents

of advanced waste
treatment systems technology and designs,

develops, manufactures, and commercialises advanced plasma processes and sustainable solutions to reduce greenhouse gases. The Company is domiciled at 1744 William Street, Suite 200, Montreal,
Quebec. The Company

is publicly traded

on the TSX

Exchange under

the Symbol “PYR”,

on NASDAQ

in the USA

under
the symbol “PYR” and on the Frankfurt Stock Exchange (FSX)

under the symbol “8PY”.
2.

Going concern
These

consolidated

financial

statements

have

been

prepared

on

the

going

concern

basis,

which

presumes

that

the
Company will be

able to continue

its operations

for the foreseeable

and will be

able to realize

its assets and

discharge its
liabilities in the normal course of business for the foreseeable future.
The Company is

subject to certain

risks and uncertainty

associated with the

achievement of profitable

operations such

as
the successful signing and delivery of contracts and access

to adequate financing.
The Company

has incurred,

in the

last years,

operating losses

and negative

cash flows

from operations,

and as

a result,
the Company has

an accumulated deficit of

$
93,384,858

as at December

31, 2022 ($
61,217,831

as at December

31, 2021).
Furthermore, there have been unexpected delays in the collection of certain accounts receivable from contracts closed in a prior year. This has

resulted in a

shortfall in cash

flows from operating

activities that would

be used in

funding the Company’s
operations.

As

at

December

31,

2022,

the

Company

has

working

capital

of

$
1,650,709

($
14,006,785

as

at

December

31,

2021)
including cash and

cash equivalents

of $
3,445,649

($
12,202,513

as at December

31, 2021). The

working capital

is net of
an allowance for credit losses amounting to $
5,023,283

($
520,000

as at December 31, 2021) as further described

in notes
9 and 10. The Company’s

business plan is dependent

upon the successful completion

of contracts and also

the receipt of
payments from certain contracts

closed in a prior year and expects

these payments to be made

during fiscal 2023, as well
as

the

achievement

of

profitable

operations

through

the

signing,

completion

and

delivery

of

additional

contracts

or

a
reduction in certain operating expenses. In the absence of this, the Company is dependent upon raising additional funds to finance operations within

and beyond the next

twelve months. The Company

has been successful

in securing financing in
the past

and has

relied upon

external financing

to fund

its operations,

primarily

through the

issuance of

equity,

debt and
convertible debentures.

The Company

completed a

private placement

in October

2022 for

an amount

of $
1,318,980

and
also

completed

another

private

placement

in

March

2023

for

$
5,000,000

(see

note

33).

While

the

Company

has

been
successful in securing

financing, raising

additional funds

is dependent

on a number

of factors, some

of which

are outside
the Company’s

control, and therefore

there is no

assurance that

it will be

able to do

so in the

future or that

these sources
will

be

available

to

the

Company

or

that

they

will

be

available

on

terms

which

are

acceptable

to

the

Company.

These
conditions indicate

the existence

of a

material uncertainty

that may

cast significant

doubt about

the Company’s

ability to
continue operating as a going concern.

The consolidated financial

statements have

been prepared on

a going concern

basis and do

not include

any adjustments
to the amounts and to classifications of the assets and liabilities that might be necessary should the Company be unable to achieve its plan and continue in business. If the going concern assumption were not appropriate, adjustments,

which could
be material, would be necessary to the carrying value of assets and liabilities, the reported expenses, and the classification of items on the consolidated statement of financial position.
3.

Basis of preparation
(a)

Statement of compliance
These financial statements have been prepared

in accordance with International Financial Reporting Standards (“IFRS”) as issued by

the International Accounting

Standards Board (“IASB”).

These financial statements

were approved and

authorized
for issuance by the Board of Directors on March 30, 2023.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
11
(b)

Functional and presentation currency
These consolidated financial

statements are presented

in Canadian dollars,

which is the

functional currency of

PyroGenesis,
Drosrite International

LLC and

Pyro Green-Gas

Inc. The

functional currency

of Airscience

Italia SRL

is the

Euro whereas
the functional currency of Airscience Technologies

Private Limited is the Indian

rupee.
(c)

Basis of measurement
These financial statements have been prepared on the historical cost basis except for:
(i)

strategic investments which are accounted for at fair value,
(ii)

share-based payment arrangements, which are measured at

fair value on the grant date pursuant to IFRS
2, Share-based Payment; and
(iii)

lease liabilities, which are initially measured at the present value of minimum lease payments
(d)

Basis of consolidation
For financial reporting purposes, subsidiaries are defined as entities controlled by the Company.

The Company controls an
entity when it

has power over

the investee; it

is exposed to,

or has rights to,

variable returns from

its involvement with

the
entity; and it has the ability to affect those returns through its power over the entity.
In instances

where the

Company does

not hold

a majority

of the

voting rights,

further analysis

is performed

to determine
whether or not

the Company has

control of the

entity. The Company is deemed to

have control when, according

to the terms
of the shareholder’s and/or other agreements, it makes most of the decisions affecting relevant activities.
These consolidated

financial

statements

include the

accounts

of PyroGenesis

and

its subsidiaries,

Drosrite

International
LLC and Pyro Green-Gas Inc. and its subsidiaries. Drosrite International LLC is owned by a member of the Company’s key management personnel and close member of

the Chief Executive Officer (“CEO”)

and controlling shareholder’s family and
is deemed to be controlled by the Company.

Pyro Green-Gas Inc. and its subsidiaries Airscience Italia SRL and Airscience
Technologies Private Limited were acquired

by the

Company on August

11, 2021 (see note

6). All

transactions and balances
between the Company and its subsidiaries have been eliminated upon consolidation.
The

accounting

policies

set

out

below

have

been

applied

consistently

in

the

preparation

of

the

consolidated

financial
statements of all years

presented. Finance costs

and changes in fair

value of strategic

investments are excluded

from the
loss from operations in the consolidated statements of

comprehensive loss.
4.

Significant accounting policies
(a)

Business combinations
Business combinations are accounted

for using the

acquisition method. Goodwill is

measured as the

excess of the

fair value
of the consideration transferred over the

net recognized amount of the identifiable

assets acquired and liabilities assumed,
all measured at the acquisition date.
The consideration transferred is measured as the net of the fair values of assets transferred,

liabilities assumed, and equity
instruments

issued

by

the

Company

at

the

acquisition

date,

including

any

asset

or

liability

resulting

from

a

contingent
consideration arrangement, in exchange of the acquiree.
The obligation to pay the contingent consideration

is classified as a liability and measured as a financial

instrument or as a
provision. Changes in fair values that qualify as measurement period adjustments of preliminary purchase price allocations are adjusted in the current period and such changes are

applied on a retroactive basis.
Acquisition costs

that the

Company incurs

in connection

with a

business

combination

are recognized

in profit

or loss

as
incurred, except for costs associated with the issuance

of debt or equity securities.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
12
(b)

Revenue recognition
Revenue from

contracts

is recognized

for each

performance obligation

either over

a period

of time

or at

a point

in time,
depending on which method reflects the transfer of control of the goods and services underlying the particular performance obligation.
i)

Long-term contracts
Long-term contracts

involve made-to-order

customized equipment

and machines

and are

generally priced

on a

fixed fee
basis.

Under

these

contracts,

the

equipment

or

machines

are

made

to

a

customer’s

specifications

and

if

a

contract

is
terminated by the customer, the Company

is entitled to the greater of the amounts invoiced at the termination date and the
reimbursement of the costs

incurred to date of

termination, including a reasonable margin.

Agreements that contain multiple
deliverables require the Company to determine whether they contain separately identifiable performance obligations and to allocate the consideration received to each performance

obligation.
Revenue

relating

to

long-term

contracts

is

recognized

over

time

based

on

the

measure

of

progress

determined

by

the
Company’s efforts or inputs

towards satisfying the performance obligation

relative to the total expected inputs.

The degree
of completion

is assessed

based on

the

proportion

of

total costs

and/or

hours

incurred

to date,

compared

to

total costs
and/or hours anticipated

to provide the

service under the

entire contract,

excluding the effects

of inputs that

do not depict
performance,

e.g.

uninstalled

materials.

For

long-term

contracts

with

uninstalled

materials,

the

Company

adjusts

the
transaction price and

recognizes revenue on

uninstalled materials to the

extent of those

costs incurred, i.e.

at a zero percent
profit margin, when certain conditions are met.
Estimates are required

to determine anticipated

costs and/or hours

on long-term contracts. A

provision is made

for the entire
amount of expected loss, if any,

in the period in which they are first determinable.
Contract modifications are changes in scope and/or price that are approved by the parties to the contract. Approval may be
written,

oral

or

implied

by

customary

business

practices,

and

are

legally

enforceable.

The

Company

accounts

for
modifications as a separate

contract if the modifications

add distinct goods or

services that are priced

commensurate with
stand-alone

selling

prices

or

if

the

remaining

goods

or

services

are

distinct

from

those

already

transferred,

otherwise
modifications are accounted for as part of the original contract.
Costs and

profits in

excess of

billings on

uncompleted contracts

and trade

receivables are

both rights

to consideration

in
exchange for

goods or

services that

the Company

has transferred

to a

customer,

however the

classification

depends on
whether such right is only

conditional on the passage of time

(trade receivables) or if it is

also conditional on something else
(costs and profits

in excess of

billings on uncompleted contracts),

such as the

satisfaction of further performance

obligations
under the contract. Billings in excess of costs and

profits on uncompleted contracts is the cumulative

amount received and
contractually receivable by the Company that exceeds the right to consideration resulting from the Company’s performance
under a given contract.
The costs

to obtain

long-term contracts

such as

sale commissions

are recognized

as Contract

assets and

recognized as
selling expenses over time based on degree of completion

of the related contract.
ii)

Sales of goods
Revenue related to sales of goods, which may

include powders and spare parts are measured

based on the consideration
specified in contracts

with customers. The

Company recognizes

revenue at a

point in time

when it transfers

control of the
goods to

the buyer.

This is

generally at

the time

the customer

obtains legal

title to

the product

and when

it is

physically
transferred to the custody transfer point agreed with the customer.
iii)

Sale of intellectual property
Sale of

intellectual property is

recognized at the

date the recipient

obtains control of

the asset. Variable consideration related
to the sale of intellectual property is recognized to the extent that it is highly probable that a reversal will not occur when the
uncertainty associated with the variable consideration

is subsequently resolved.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
13
(c)

Foreign currency translation
i)

Foreign currency transactions
Revenue and expense transactions in foreign

currencies are translated into the functional

currency of the respective entity
using the

average exchange

rates prevailing

at the

time of

the transaction.

Foreign currency

balances are

translated into
the functional

currency of

the respect

ive entity

at year

end exchange

rates for

monetary items

and at

historical

rates for
non-monetary items. Translation gains

or losses are included in the determination of net loss.
ii)

Foreign operations
The assets and

liabilities of foreign

operations are translated

into Canadian dollars

using exchange rates

prevailing at the
end

of

the

reporting

period.

Revenue

and

expense

items

are

translated

at

the

average

exchange

rates

for

the

period.
Exchange

differences

arising

from

the

translation

process

of

foreign

operations

are

recognized

as

foreign

currency
translation adjustments in other comprehensive income and

accumulated in equity.
(d)

Cash and cash equivalents
Cash and

cash equivalents

are financial

instruments readily

convertible to

a known

amount of

cash and

not subject

to a
significant risk of

changes in fair

value. Cash equivalents

include instruments with

a maturity of

three months or

less from
the date of

acquisition and

instruments with

an original

term longer than

three months if

there is

no significant

penalty for
withdrawal within a three-month period from the date

of acquisition.
(e)

Inventory
Inventory is composed of spare

parts for resale. Inventory

is valued at the

lower of cost and net

realizable value. The

cost
of

inventory

is

based

on

the

first-in,

first-out

principle

and

comprises

all

costs

of

purchases.

Net

realizable

value

is

the
estimated selling price in the ordinary course of business,

less estimated costs of completion and selling costs.
(f)

Income taxes
i)

Current tax
Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid

to the

taxation authorities.

The tax

rates and

tax laws

used to

compute the

amount are

those that

are enacted

or
substantively enacted by the date of the consolidated statements of financial position.
iii)

Deferred tax
Deferred tax is provided using the liability method, providing for temporary differences between the tax bases of assets and
liabilities and their carrying

amounts in the consolidated

financial statements. The

temporary difference

is not provided for
if it arises from the initial recognition

of goodwill or the initial recognition

of an asset or liability in

a transaction other than

a
business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of
deferred tax

provided is

based on

the expected

manner of

realization or

settlement of

the carrying

amount of

assets and
liabilities, using tax

rates enacted or

substantively enacted at

the financial position

reporting date and

whose implementation
is expected over the period in which the deferred tax is

realized or recovered. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will

be available against which the asset can be used.
Deferred tax assets

and liabilities are

presented as non-current. Assets

and liabilities are

offset where the

entity has a

legally
enforceable right

to offset current

tax assets and

liabilities or

deferred tax assets

and liabilities,

and the respective

assets
and liabilities

relate to

income taxes

levied by

the same

taxation authority

on the

same taxable

entity or

different

taxable
entities which intend to settle the liabilities and assets on a net basis.
(g)

Earnings (loss) per share
The Company

presents basic

earnings (loss)

per share data

for its common

shares. Basic

loss per share

is computed

by
dividing net earnings

(loss) by the

weighted average

number of common

shares outstanding

during the year.

Diluted loss

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
14
per share is

computed similarly to

basic earnings per

share, except that

the weighted average

number of shares

outstanding
is increased

to include

shares from

the assumed

exercise of

stock options

and share

purchase warrants,

if dilutive.

The
number of additional shares

is calculated by assuming

that outstanding share options and

warrants were exercised and that
the

proceeds

from

such

exercises

were

used

to

acquire

common

shares

at

the

average

market

price

during

the year.
Potential shares from

all outstanding stock

options and share

purchase warrants are excluded

from the calculation of

diluted
loss per share as their inclusion is considered anti-dilutive in years when a loss is incurred.
(h)

Property and equipment
Property

and

equipment

are

measured

at

cost

less

accumulated

depreciation

and

accumulated

impairment

losses

if
applicable. Cost includes expenditures that

are directly attributable to the

acquisition of the asset

and bringing the asset into
operation. Borrowing

costs capitalized

to asset

under development

represents the

interest expense

calculated under

the
effective interest

method and

does not include

any fair value

adjustments of

investments designated

at fair

value through
profit and loss. Government assistance

and investment tax credits related to

the purchase or development of

property and
equipment

are recorded

in reduction

of the

cost.

When major

parts

of an

item of

property

and

equipment

have different
useful lives, they are accounted for separately. Property and equipment are depreciated from the acquisition date over their
respective useful life.

Depreciation of

an asset under

construction begins

when it is

available for

use, i.e. when

it is in

the
location and condition necessary for it to be capable of

operating in the manner intended by the Company.
Depreciation is calculated using the following methods

and rates:
Computer equipment Straight line over
3 years
Machinery and equipment Straight line over
10 years
Automobiles Straight line over
7 years
Leasehold improvements Lesser of the lease term or the useful life (
20 years
)
Impairment losses recognized in prior

periods are assessed at each reporting

date as to whether there are

any indications
that the previously recognized losses may no longer exist or may be decreased. An impairment loss is reversed only to the extent

that

the

asset’s

carrying

amount

does

not

exceed

the

carrying

amount

that

would

have

been

determined,

net

of
depreciation, had no impairment loss been recognized for the asset in prior years.
Property and equipment are assessed for impairment

whenever there is an indication of impairment.
Depreciation methods, useful lives and residual

values are reviewed at each financial

year end and adjusted prospectively
if appropriate.
(i)

Leases
Under IFRS 16 Leases, at

inception, the Company assesses

whether a contract is, or contains,

a lease based on whether
the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and

a lease liability at the

commencement date of the lease, i.e., the date

the
underlying asset is available for use.
Right-of-use assets
Right-of-use

assets

are measured

at cost,

less

any

accumulated

depreciation

and

accumulated

impairment

losses,

and
adjusted for any remeasurement of lease liabilities. Cost

of right-of-use assets is comprised of:
-

the initial measurement amount of the lease liabilities recognized

;
-

any lease payments made at or before the commencement

date, less any lease incentives received;
-

any initial direct costs incurred; and
-

an estimate of costs to dismantle and remove the underlying

asset, restore the site on which it is located or

restore the underlying asset to the condition required by

the terms and conditions of the lease contract.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
15
Right-of-use assets are

depreciated over the

shorter period of

the lease term

and the useful

life of the underlying

asset. If
a lease transfers ownership

of the underlying asset

or the cost of the

right-of-use asset reflects

that the Company expects
to exercise a purchase option,

the related right-of-use asset is

depreciated over the useful life

of the underlying asset based
on

periods

detailed

above.

The

depreciation

starts

at

the

commencement

date

of

the

lease.

Right-of-use

assets

are
assessed for impairment whenever there is an indication that the right-of-use assets may be impaired.
Lease liabilities
Lease liabilities are

initially measured at

the present value

of the lease

payments that

are not paid

at the commencement
date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing
rate at

the commencement date

if the

interest rate implicit

in the

lease is

not readily determinable.

The incremental borrowing
rate is

a function

of the

lessee’s incremental

borrowing rate,

the nature

of the

underlying asset,

the location

of the

asset,
the

length

of

the

lease

and

the

currency

of

the

lease

contract.

Generally,

the

Company

uses

the

lessee’s

incremental
borrowing rate

for the

present value.

At the commencement

date, lease

payments generally

include fixed

payments, less
any

lease

incentives

receivable,

variable

lease

payments

that

depend

on

an

index

(e.g.,

based

on

inflation

index)

or

a
specified rate, and payments of

penalties for terminating the lease,

if the lease term

reflects the lessee exercising the

option
to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the
exercise price of a purchase option if the Company is reasonably certain to exercise that option.
Variable

lease payments that

do not depend on

an index or a

specified rate are not

included in the measurement

of lease
liabilities but

instead are

recognized

as expenses

in the

period in

which the

event or

condition that

triggers the

payment
occurs.
After the

commencement date,

the carrying

amount of

lease liabilities

is increased

to reflect

the accretion

of interest

and
reduced to reflect lease payments made.

In addition, the carrying amount of

lease liabilities is remeasured when

there is a
change in future

lease payments arising

from a change

in an index

or specified rate,

if there is a

modification to the

lease
terms and conditions, a change in the estimate of

the amount expected to be payable under residual

value guarantee, or if
the

Company

changes

its

assessment

of

whether

it

will

exercise

a

termination,

extension

or

purchase

option.

The
remeasurement amount of

the lease liabilities

is recognized as an

adjustment to the right-of-use

asset, or in the

profit and
loss statement when the carrying amount of the right-

of-use asset is reduced to zero.
Classification and presentation of lease-related expenses
Depreciation charge for right-of-use assets, expenses

related to variable lease payments not included in the measurement of lease

liabilities and

loss (gain)

related to

lease modifications

are allocated

in the

Company’s

profit and

loss statement
based on their function within the Company,

while interest expense on lease liabilities is presented within finance costs.
Cash flow classification
Lease payments related

to the principal

portion of the

lease liabilities are

classified as

cash flows from

financing activities
while lease

payments related

to the

interest portion

of the

lease liabilities

are classified

as interest

paid within

cash flows
from

financing

activities.

Lease

incentives

received

are

classified

as

cash

flows

from

investing

activities.

Variable

lease
payments not included in the measurement of lease

liabilities are classified as cash flows from operating activities.
(j)

Government assistance and investment tax credits
Investment

tax

credits

are

comprised

of

scientific

research

and

experimental

development

tax

credits.

Government
assistance and investment

tax credits are

recognized when there

is reasonable assurance

of their recovery

and recorded
as a reduction of the related expense or cost

of the asset acquired, as applicable. Investment

tax credits are subject to the
customary

approvals

by

the

pertinent

tax

authorities.

Adjustments

required,

if

any,

are

reflected

in

the year

when

such
assessments are received.
(k)

Intangible assets and Goodwill
Intangible

assets

acquired

separately

are

measured

at

cost

on

initial

recognition.

Following

initial

recognition,

intangible
assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
16
Identifiable intangible assets

acquired in a

business combination

are recognized separately

from goodwill if

they meet the
definition of an intangible

asset and if their fair

value can be measured

reliably.

The cost of these

intangible assets equals
their acquisition-date fair value.
Subsequent to initial recognition, identifiable intangible assets acquired in a business combination are recorded at cost less
accumulated

amortization

and

impairment

losses,

if

they

are

amortizable,

otherwise

only

at

cost

net

of

accumulated
impairment losses. The useful lives of intangible assets

are assessed as either finite or indefinite.
Intangible assets with finite

lives are amortized over

the useful life of

the asset and assessed for

impairment whenever there
is

an

indication

of

impairment.

Amortization

expense

on

the

intangible

assets

with

finite

lives

is

recognized

in

the
consolidated statements of comprehensive loss.
Research

costs

are

charged

to

comprehensive

loss

in

the year

they

are

incurred,

net

of

related

investment

tax

credits.
Development costs

are charged

to comprehensive

loss in

the year they

are incurred

net of

related investment

tax credits
unless they meet specific criteria related to technical, market and financial feasibility in order to be recognized as intangible assets which include:
-

the technical feasibility of completing the intangible asset so that it will be available for use or sale;
-

the Company has the intention to complete and the ability to use or sell the asset;
-

the asset will generate future economic benefits;
-

the Company has the resources to complete the asset; and
-

ability to measure reliably the expenditure during development.
Costs

to

establish

patents

for

internally

developed

technology

are

considered

development

costs

and

are

charged

to
comprehensive loss in the year they are

incurred unless they meet specific criteria related to

technical, market and financial
feasibility. Patent costs

include legal and other advisor fees to obtain patents,

and patent application fees.
Amortization

of

the

development

costs

is calculated

on

a straight

-line

basis

over

the

remaining

useful

life

of

the

related
patent

and

begins

when

development

is

complete.

During

the

period

of

development,

the

asset

is

tested

annually

for
impairment. Residual values and useful lives are reviewed

at each reporting date.
Amortization is calculated on a straight-line basis:
Useful life
Production backlog
30 months
Patents and development costs
1

to
21 years
Goodwill represents the future

economic benefits arising from

a business combination that are

not individually identified and
separately

recognized.

Goodwill

is carried

at cost

less

accumulated

impairment

losses.

Goodwill

is not

amortized

but

is
tested for impairment

annually or if

there is an indication

of impairment. Impairment

losses recognized for

goodwill cannot
be reversed.
(l)

Impairment testing of goodwill, other intangible assets,

property and equipment and right-of-use assets
The carrying

amounts of

the Company’s

non-financial

assets are

assessed at

each reporting

date to

determine

whether
there is an indication of impairment. If any such indication exists, then the asset’s recoverable amount

is estimated.
For impairment assessment purposes, assets are

grouped at the lowest levels

for which there are largely independent

cash
inflows (cash

-generating

units).

As

a result,

some

assets

are tested

individually

for impairment

,

and some

are tested

at
cash-generating unit level. Goodwill is allocated to those

cash-generating units that are expected to benefit from

synergies
of

a

related

business

combination

and

represents

the

lowest

level

within

the

Company

at

which

management

monitors
goodwill.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
17
Cash-generating units to which goodwill

has been allocated are tested for

impairment at least annually.

All other individual
assets

or

cash-generating

units

are

tested

for

impairment

whenever

events

or

changes

in

circumstances

indicate

the
carrying amount may not be recoverable.
The recoverable amount

of an asset

or cash-generating unit

(CGU) is the

greater of its

value in use and

its fair value

less
costs to sell.

In assessing

value in use,

the estimated

future cash flows

are discounted to

their present value

using a pre-
tax discount

rate that

reflects current

market assessments

of the

time value

of money

and the

risks specific

to the

asset.
For the purposes of testing non-financial assets for

impairment, management has identified
one

CGU.
An impairment loss is

recognized if the carrying amount of

an asset or its

CGU exceeds its recoverable amount. Impairment
losses are

recognized in

the consolidated

statements

of comprehensive

loss. Impairment

losses recognized

in respect

of
the CGU are allocated first to reduce the carrying amount of goodwill allocated to the units, and then to reduce the carrying amounts on a pro-rata basis of the other assets in the

unit.
(m)

Provisions and contingent liabilities
Provisions for legal

disputes, onerous contracts

or other claims

are recognized when

the Company has

a present legal

or
constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably.

The timing or amount of the outflow may still be uncertain.
Provisions are measured at the estimated

expenditure required to settle the

present obligation, based on the

most reliable
evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where
there

are

a

number

of

similar

obligations,

the

likelihood

that

an

outflow

will

be

required

in

settlement

is

determined

by
considering the class

of obligations as a

whole. Provisions are discounted

to their present values,

where the time value

of
money is material.
No

liability

is

recognized

if

an

outflow

of

economic

resources

as

a

result

of

present

obligations

is

not

probable.

Such
situations are disclosed as contingent liabilities unless

the outflow of resources is remote.
(n)

Employee benefits
Share-based payments
The Company applies a fair

value-based method of accounting to

all share-based payments. Employee

and director stock
options are measured

at their fair

value of each

tranche on the

grant date and

recognized in its

respective vesting period.
Non-employee stock options

are measured when

the services are

rendered by the

consultant at the

fair value of

the services
received if the

fair value can

be measured reliably.

In the case

the fair value

of the services

cannot be measured

reliably,
the services are measured

indirectly using the fair

value of the equity

instruments granted at

grant date. The

cost of stock
options is presented

as share-based

payment expense.

On the

exercise of stock

options, share

capital is

credited for

the
consideration received

and for

the fair

value amounts

previously credited

to contributed

surplus. The

Company uses

the
Black-Scholes option-pricing model to estimate the fair value of share-based payments.
Deferred profit-sharing plan
The Company

established a

yearly Deferred

Profit-Sharing

Plan (“DPSP”)

for all

eligible employees

who have

materially
and

significantly

contributed

to

the

prosperity

and

profits

of

the

Company.

The

significance

of

any

contribution

of

any
employee to the prosperity and profits of the Company for purposes of eligibility in the DPSP is determined by the Board of
Directors of the Company

upon such relevant information

as the Board, in its

sole discretion, may find

relevant. All related
persons to the Company are excluded from participating in

the DPSP.
For all eligible

employees, the Company is

required to contribute to

the DPSP out

of the profits

of the Company. The amount
of the Company’s contribution will be such amount which, in the opinion of its Board of Directors, is warranted by the profits
and overall financial

position of the

Company.

During the year,

the Company contributed

$
Nil

to the DPSP

($
Nil

in 2021).
Obligations for contributions

to the DPSP

are recognized as

an employee benefit

expense in the

consolidated statements
of comprehensive loss in the periods during which services

are rendered by employees.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
18
Short-term employee benefits
Short-term employee benefit obligations

are measured on an undiscounted

basis and are expensed as

the related service
is provided.
A liability is

recognized for the amount

expected to be

paid under the

short-term incentive plan if

the Company has a

present
legal or constructive obligation

to pay this amount as

a result of past service

provided by the employee,

and the obligation
can be estimated reliably.
(o)

Equity instruments

Issuance of equity instruments
Incremental

costs

directly

attributable

to

the

issue

of

equity-classified

shares

are

recognized

as

a

deduction

from

the
common

shares

and

warrants,

net

of

any

tax

effects.

Upon

issuance

of

units,

the

Company

uses

the

residual

value

to
allocate the net proceeds between common shares and

warrants.
Extinguishing financial liabilities with equity instruments
When

equity

instruments

issued

to

a

creditor

to

extinguish

all

or

part

of

a

financial

liability

are

recognized

initially,

the
Company

measures

them

at

the

fair

value

of

the

equity

instruments

issued,

unless

that

fair

value

cannot

be

reliably
measured. If the fair

value of the equity

instruments issued cannot

be reliably measured,

then the equity instruments

shall
be measured to reflect the fair value of the financial liability extinguished.
Contributed surplus
Contributed

surplus

includes

amounts

related

to

equity-settled

share-based

payments

until

such

equity

instruments

are
exercised or settled, in which case the amounts are transferred to common shares or reversed upon forfeiture if not vested.
It also includes the unexercised conversion option at the

maturity of the convertible debentures.
(p)

Financial Instruments
Recognition:
The Company

recognizes a

financial asset

or a

financial liability

when it

becomes a

party to

the contractual

provisions of
the instrument.
Purchases

or

sales

of

financial

assets

that

require

delivery

of

assets

within

the

time

frame

generally

established

by
regulation or

convention in

the marketplace

(regular way

trades) are

recognized on

the trade

date, i.e.,

the date

that the
Company commits to purchase or sell the asset.
Classification
Financial

assets

are

classified

at

amortized

cost,

fair

value

through

profit

or

loss

(“FVTPL”)

or

fair

value

through

other
comprehensive

income

(“FVOCI”)

based

on

the

Company’s

business

model

for

managing

the

financial

assets

and

the
contractual cash flow characteristics of these assets.

Assessment and decision on the business model

approach used is an
accounting judgment.
A financial

asset

is measured

at amortized

cost

if it

is held

within

a business

model

whose

objective

is to

hold financial
assets in order to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company includes in this category cash
and cash equivalents, trade accounts receivable, other receivables,

royalties receivable and deposits.
A financial asset is measured at fair value through profit or loss (“FVTPL”) if:
(a)

Its contractual terms do not give rise to

cash flows on specified dates that are

solely payments of principal and interest
(SPPI) on the principal amount outstanding; or

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
19
(b)

It

is

not

held

within

a

business

model

whose

objective

is

either

to

collect

contractual

cash

flows,

or

to

both

collect
contractual cash flows and sell; or
(c)

At

initial

recognition,

it

is

irrevocably

designated

as

measured

at

FVTPL

when

doing

so

eliminates

or

significantly
reduces a measurement or

recognition inconsistency that would

otherwise arise from

measuring assets or

liabilities or
recognizing the gains and losses on them on different

bases.
The Company includes in this category strategic investments

in equity instruments.
All financial liabilities,

other than

those measured

at fair

value through

profit or

loss, are

included in the

financial liabilities
measured at

amortized cost.

The Company

includes in

this category

bank indebtedness,

accounts payable

and accrued
liabilities and term loans. The balance due on business

combination is measured at FVTPL.
Initial measurement
Financial assets and

liabilities (other than

financial assets at

FVTPL) are measured

initially at

their fair value

plus any directly
attributable incremental costs of acquisition or issue.
Financial assets

and financial

liabilities at

FVTPL are

recorded in

the consolidated

statements

of financial

position at

fair
value. All transaction costs for such instruments are recognized directly in profit or loss.
Subsequent measurement
Financial assets (other than financial assets at FVTPL) are measured at amortized cost using the effective interest method
less

any

allowance

for

impairment.

Gains

and

losses

are

recognized

in

profit

or

loss

when

the

debt

instruments

are
derecognized or impaired, as well as through the amortization process.
Financial liabilities are

measured at amortized

cost using the

effective interest

method except for

derivatives and financial
liabilities designated at

FVTPL. Gains and

losses are recognized

in profit or

loss when the

liabilities are derecognized,

as
well as through

the amortization

process. Changes

in fair value

of financial liabilities

attributable to changes

in the entity’s
own credit risk are to be presented in other comprehensive

income unless they affect amounts recorded

in income.
Fair value measurement principles
Fair value is the price that would be received to sell

an asset or paid to transfer a liability in an orderly

transaction between
market participants at the measurement date.
Where financial assets and

financial liabilities measured

at fair value though

profit or loss have

a quoted price in

an active
market at the reporting date,

the fair value is based

on this price. A financial

instrument is regarded as

quoted in an active
market if

quoted prices

are readily

and regularly

available from

a stock

exchange and

those prices

represent actual

and
regularly occurring market transactions on an arm’s

length basis.
Securities traded on stock exchanges are stated at market

price based on the closing price on the

relevant valuation day.
Derecognition
A financial asset is derecognized

where the rights to receive

cash flows from the asset

have expired, or the Company

has
transferred its

rights to receive

cash flows

from the asset.

The Company derecognizes

a financial liability

when the obligation
under the liability is discharged, cancelled,

or expired.
Offsetting of financial instruments
Financial assets and financial

liabilities are offset,

and the net amount

reported in the

consolidated statements

of financial
position if, and only if, there is a currently enforceable

legal right to offset the recognized amounts

and there is an intention
to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
20
Impairment of financial instruments
The

Company

applies

the

“expected

credit

loss”

(“ECL”)

model

to

financial

assets

measured

at

amortized

cost.

The
Company’s financial

assets subject to

this impairment model

are cash and

cash equivalents,

trade and other

receivables,
costs and profits in excess of billings on uncompleted

contracts, royalties receivable and deposits.
The trade accounts receivable have no financing component

and have maturities of less than 12 months

at amortized cost
and,

as

such,

the

Company

applies

the

simplified

approach

for

expected

credit

losses

(ECLs)

to

all

its

trade

accounts
receivable. Therefore, the Company recognizes a loss

allowance based on lifetime ECLs at each reporting date.
The Company’s

approach to

ECLs reflects

a probability-weighted

outcome, the

time value

of money

and reasonable

and
supportable

information

that

is

available

without

undue

cost

or

effort

at

the

reporting

date

about

past

events,

current
conditions, and forecasts of future economic conditions.
The Company

uses

the

provision

matrix

as a

practical

expedient

to

measure

ECLs

on

trade

receivables

and

costs

and
profits in excess of billings on uncompleted contracts, based on days past due for groupings of receivables with similar loss
patterns. Contracts with particular

recovery history are analysed

separately from other accounts.

The loss rates are based
on historical observed loss rates over the expected life of the receivables and are adjusted for forward-looking estimates to reflect differences between economic conditions

during the period over which the historical data has been collected.
Impairment

losses

are

recognized

in

profit

or

loss

and

reflected

in

an

allowance

account

presented

in

reduction

of
receivables and cost in excess of billings on uncompleted

contracts.
Write-off
The

gross

carrying

amount

of

a

financial

asset

is

written

off

when

the

Company

has

no

reasonable

expectations

of
recovering a financial asset in its entirety or a portion thereof.
Failure to engage and communicate with

the Company on alternative payment arrangements and

failure to make payments
within 90

days, amongst

others, are

considered possible

indicators of

no reasonable

expectation of

recovery of

accounts
receivable.
Effective Interest Method
The

effective

interest

method

is

a

method

of

calculating

the

amortized

cost

of

a

financial

asset/financial

liability

and

of
allocating

interest

income/expense

over

the relevant

period. The

effective

interest

rate is

the

rate

that

exactly

discounts
estimated

future

cash

receipts/payments

(including

all

fees

and

points

paid

or

received

that

form

an

integral

part

of

the
effective

interest

rate,

transaction

costs

and

other

premiums

or

discounts)

through

the

expected

life

of

the

financial
instrument, or (when appropriate) a shorter period, to the net carrying amount on initial recognition.
(q)

Future Changes and Amendments to Accounting Standards

and Interpretations
i)

IAS 1
Presentation of Financial Statements - Accounting Policies
In

2021,

the

IASB

amended

IAS

1,

Presentation

of

Financial

Statements,

to

require

entities

to

disclose

their

material
accounting policy information rather than their significant accounting policies. Additional amendments to IAS 1 are made to explain how an entity can identify

a material accounting policy.

The amendments are effective

for annual reporting periods
beginning on or after January 1, 2023, with earlier application permitted.
ii)

IAS 1
Presentation of Financial Statements - Classification of Liabilities
The

IASB

released

Classification

of

Liabilities

as

Current

or

Non-current

(Amendments

to

IAS

1),

which

clarifies

the
guidance in IAS 1 Presentation

of Financial Statements on whether

a liability should be classified

as either current or non-
current

relating

to

the

right

to

defer

settlement

of

the

liability

for

at

least

twelve

months

after

the

reporting

date.

The
amendment is effective

for annual reporting

periods beginning on

or after January 1,

2023, with earlier

application permitted.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
21
iii)

IAS 12

Income Taxes
The IASB released

Deferred Tax

Related to Assets

and Liabilities Arising

from a Single

Transaction (Amendments

to IAS
12). The amendment relates

to the recognition of deferred

tax when an entity

accounts for transactions, such

as leases or
decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption

in paragraphs 15

and 24 of

IAS 12, so

that it would

not apply to

transactions that give

rise to
both taxable and deductible temporary differences,

to the extent the amounts recognized for the temporary

differences are
the

same.

The

amendment

is

effective

for

annual

reporting

periods

beginning

on

or

after

January 1,

2023,

with

earlier
application permitted.
iv)

IAS 37
Provisions, Contingent Liabilities and Contingent Assets
The IASB

released Onerous

Contracts -

Cost of

Fulfilling a

Contract (Amendments

to IAS

37). The

amendments specify
which costs an

entity includes in

determining the cost

of fulfilling a

contract for the

purpose of assessing

whether the contract
is onerous.

Costs

to be

included

comprise

the costs

that

relate directly

to the

contract,

which

includes

both

incremental
costs of fulfilling the contract and an allocation

of other costs that relate directly to

fulfilling the contract. The amendment

is
effective for annual reporting periods beginning

on or after January 1, 2023, with earlier application permitted.
The Company has determined that the adoption of these standards or amendments will not have a significant impact on its consolidated financial statements as of the date of adoption.
5.

Significant accounting judgments, estimates and assumptions
The preparation of

consolidated financial statements requires management

to make judgments, estimates

and assumptions
based on

currently

available information

that affect

the

reported amounts

of assets,

liabilities and

contingent

assets and
liabilities at the

date of the

consolidated financial

statements and

reported amounts

of revenues and

expenses during the
reporting period.

Estimates and

judgments are

continuously evaluated

and are

based on

management’s

experience and
other factors, including expectations of future events

that are believed to be

reasonable under the circumstances. However,
actual

results

could

differ

from

those

estimated.

By

their

very

nature,

these

estimates

are

subject

to

measurement
uncertainty and the effect of any changes in estimates

on the financial statements of future periods could be

material.
In the process of applying the Company’s

accounting policies, management has made the following

judgments, estimates,
and assumptions which

have the most

significant effect on the

amounts recognized in the

consolidated financial statements.
Critical judgments in applying accounting policies
(a)

Assessment of

whether there

is any

indication that

property and

equipment, right-of-use

assets and

intangible assets
may be impaired
At each reporting date,

the Company reviews

the carrying amounts

of its property and

equipment, right-of-use assets

and
intangible assets

with a

finite useful

life to

determine whether

there is

any indication

of impairment.

If any

such indication
exists, then the

asset’s recoverable

amount is estimated.

Management’s judgment

is required in

assessing whether

there
is any indication that an asset may be impaired.
(b)

Intangible assets
The recognition of development costs as intangible

assets requires judgments to determine whether the

required criteria for
recognition are met including management estimates of future economic benefits.
(c)

Sale of intellectual property and related royalties
The recognition

of variable

consideration related

to the

sale of

intellectual property

requires management’s

judgments to
determine

whether

it

is

highly

probable

that

a

reversal

will

not

occur

when

the

uncertainty

associated

with

the

variable
consideration is subsequently resolved.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
22
(d)

Investment tax credits receivable
The investment tax credits are estimated

by management based on quantitative

and qualitative analysis and interpretation
of various government programs,

related restrictions, limitations,

definitions, and eligibility

conditions. Uncertainty over

the
eligibility and final assessment by taxation authorities of investment tax credits requires judgment. Management involves its
technical staff

and external

specialists in

determining if

the expenditures

meet the

requirements of

the different

tax credit
claims.
Key sources of estimation uncertainty
(e)

Revenue recognition
Revenue recognition for long-term contracts completion requires the use of estimates to determine the recorded amount of revenues, costs in excess of billings and billings in excess of costs and profits on uncompleted contracts.
The determination of anticipated

costs for completing

a contract is based on

estimates that can

be affected by a

variety of
factors,

including

the

cost

of

materials,

labour

and

sub-contractors,

as

well

as

potential

claims

from

customers

and
subcontractors.
As risks and

uncertainties are different for

each project, the

sources of variations between

anticipated costs and actual

costs
incurred will also vary by project. The determination

of estimates is based on the Company’s

business practices as well as
its historical experience. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised.
Given

this

estimation

process,

it

is

possible

that

changes

in

future

conditions

could

cause

a

material

change

in

the
recognized amount of revenues

and costs and

profits in excess of

billings on uncompleted contracts

and accrued expenses.
Agreements that

contain multiple

deliverables require

the use

of judgment

to determine

whether they

contain separately
identifiable performance obligations and to allocate the consideration received to each performance obligation.
(f)

Share-based payments
The Company uses the

fair value method

of valuing compensation

cost associated with

the Company’s

stock option plan.
Estimating fair value

requires determining the

most appropriate valuation

model for a grant

of equity instruments,

which is
dependent

on

the

terms

and

conditions

of

the

grant.

This

also

requires

determining

the

most

appropriate

inputs

to

the
valuation model including the

expected life of the option

and volatility.

The assumptions and models

are discussed in note
22.
(g)

Useful lives of property and equipment and intangible

assets
The Company estimates

the useful lives

of property and

equipment and intangible

assets based on

the period over

which
the assets are expected to be available

for use. The estimated useful lives of property and equipment and intangible assets
are reviewed periodically and are updated

if expectations differ from previous

estimates due to physical wear and tear

and
legal or other

limits on the

use of the

relevant assets. In addition,

the estimation of

the useful lives

of property and

equipment
and intangible assets are based

on management’s experience with similar assets. It

is possible, however, that future results
of

operations

could

be

materially

affected

by

changes

in

the

estimates

brought

about

by

changes

in

factors

mentioned
above. The

amounts and

timing of

recorded expenses

for any

period would

be affected

by changes

in these

factors and
circumstances. Useful lives, depreciation and amortization

rates and residual values are reviewed at least annually.
(h)

Impairment of non-financial assets and goodwill
In assessing impairment,

management estimates the

recoverable amount

of each asset or

cash generating unit

based on
expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate (see note 4 (l)).

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
23
(i)

Fair value of strategic investments
Where the fair

values of investments

recorded in the

consolidated statements

of financial position

cannot be derived

from
active markets,

they

are

determined

using

valuation

techniques

including

the

Black-Scholes

model.

The

inputs

to

these
models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required
in establishing the fair values. The judgments

include considerations of inputs such as the expected volatility and the initial
allocation of the consideration paid between the fair value of the common shares and warrants received. Should any of the
inputs to these models or changes in assumptions about

these factors occur,

this could affect the reported fair value of the
investments.
(j)

Right-of-use assets and lease liabilities
In determining

the carrying

amount of

the right-of-use

assets and

corresponding lease

liabilities, assumptions

include the
non-cancellable term of the lease

plus periods covered by an

option to renew or purchase

the assets, estimated useful lives
of the related assets, and incremental borrowing

rate. Renewal and purchase options are only

included in the lease term if
management is reasonably certain to renew.

Management considers factors such as market conditions, comparable rental
rates and similar property values. The

Company is also required to estimate the incremental borrowing rate specific to each
portfolio of leased assets with similar characteristics

if the interest rate in the lease is not readily

determined. Management
determines the incremental borrowing rate using the base

rate for similar loans plus a risk premium.
(k)

Income taxes
The Company has unused available tax

losses, deductible temporary differences and investment tax

credits. The Company
recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in

management’s

opinion, it

is probable

that future

taxable profit

will be

available against

which these

available tax
losses and temporary differences

can be utilized. The Company recognizes

investment tax credits when it

has reasonable
assurance

that

it

has

complied

with

the

conditions

of

the

program

and

that

the

amounts

will

be

realized

(i.e.

that

it

will
generate future federal income taxes

payable against which the tax

credits can be applied). The

Company’s projections of
future taxable profit

involve the use

of significant assumptions

and estimates with

respect to a

variety of factors,

including
future sales

and operating

expenses. There

can be

no assurance

that the

estimates and

assumptions used in

our projections
of future

taxable

income will

prove to

be accurate

predictions

of the

future,

and in

the event

that

our assessment

of the
recoverability of these deferred tax

assets and investment tax credits

changes in the future, a

material increase or reduction
in the carrying value of

these deferred tax assets and

investment tax credits could be required, with

a corresponding charge
to net loss.
(l)

Business combinations
Fair value of assets acquired and liabilities assumed in a

business combination is estimated based on information available at

the

date

of

acquisition

and

involves

considerable

judgment

in

determining

the

fair

values

assigned

to

the

identifiable
assets acquired and liabilities

assumed on acquisition. Among

other things, the determination

of these fair values involves
the

use

of

discounted

cash

flow

analyses

and

estimated

profit

margins

on

contracts

in

progress.

In

addition,

the
determination of the

contingent consideration due on

the business combination

is based on

the estimations of

the probability
and timing of completing the predetermined milestones

(see note 6);
(m) COVID-19 pandemic
The COVID-19

pandemic continues

to cause

significant financial

market and

social dislocation.

The situation

is dynamic
with various cities and

countries around the world responding

in different ways to address

the outbreak. While the

Company
has experienced

the impact

of the outbreak

of the Coronavirus

(COVID 19)

on its

operations, it

had continued

to operate
during the

current

pandemic.

In the

event of

a prolonged

continuation

of the

pandemic,

it is

not clear

what

the potential
impact may be on the Company’s business,

financial position and financial performance.
6.

Business combination
On August 11, 2021, the Company completed the

acquisition of Pyro Green-Gas

Inc. and its

subsidiaries, a Montreal-based
company

which

offers

technologies,

equipment,

and

expertise

in

the

area

of

biogas

upgrading,

as

well

as

air

pollution
controls, for

a maximum

purchase price

consideration of $
4,355,600

in cash,

subject to customary

post-closing adjustments.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
24
In addition, the Company settled

a pre-existing loan receivable from Pyro

Green-Gas Inc. of approximately $
1,744,000
. The
transaction was executed

through a purchase

of the entirety of

the common class

“A” shares of Pyro

Green-Gas Inc. This
acquisition

enables

the

Company

to

springboard

into

the

renewable

natural

gas

market

and

provides

an

advantage
compared

to building

its own

operations.

In addition,

the Company

will now

have

a presence

in Italy

and

India, and

the
acquisition will provide potential synergies with the Company’s land-based waste destruction offerings. The purchase price
will

be

paid

upon

the

achievement

of

various

contract

and

business-related

milestones

by

Pyro

Green-Gas

Inc.

The
Company’s assessment

is that

these milestones

will be

realized at

various moments

during the

next
30 months

following
the date of the acquisition. The contingent consideration

was estimated using a discount rate of
8
%.
The acquisition was accounted for using the purchase

method and the final allocation of the purchase price is as

follows:
$
Total consideration
Consideration paid at closing
1
Contingent consideration
3,841,999
Consideration paid at closing and continent consideration
3,842,000
Settlement of pre-existing loan receivable from Pyro Green-Gas
1,744,400
5,586,400
Net assets acquired
Current assets 1
5,186,086
ROU asset
477,608
Property and equipment
42,552
Intangible assets and Goodwill
2
4,780,607
Deferred income tax asset
79,360
Current liabilities
(4,507,907)
Non-current liabilities
(471,906)
5,586,400
1

Includes $
807,946

of cash and trade receivables with a net fair value of $
3,255,000
, including an allowance for expected credit losses
of $
512,592
.
2

The goodwill of $
2,660,607

recorded on the transaction

is mainly attributable

to the expected growth

in biogas upgrading market

and
the expertise of the workforce, and it is not expected to be deductible for tax purposes.
During the

period ended

December 31, 2021,

the Company recognized

revenue of $
6,800,090

and net

earnings of

$807,395
related to the operations generated by Pyro Green-Gas

Inc. since the acquisition date.
In connection with

this acquisition, the

Company incurred acquisition-related

costs of $
101,157
, recognized within

Selling,
General and Administrative expenses in the 2021 consolidated statements

of comprehensive loss.
The

maximum

purchase

price

consideration

of

$
4,355,600

was

discounted

to

$
3,841,999
,

at

August

11,

2021

and

an
accretion expense of $
173,350

was recognized in Net finance costs in

the consolidated statements of comprehensive

loss
for the year

ended December

31, 2022,

compared to

a recognized

accretion expense

of $
110,204

during the year

ended
December 31, 2021.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
25
7.

Revenues
Revenues by product line:
The company’s revenues are generated primarily

from the following:
2022 2021
$ $
Revenue from contracts with customers by product

line:
High purity metallurgical grade silicon & solar grade silicon from quartz
(PUREVAP™)
6,272,697
6,138,111
Aluminium and zinc dross recovery (DROSRITE™)
1,912,807
7,940,771
Development and support related to systems supplied to the

U.S. Navy
1,288,356
7,522,809
Torch

-related sales
5,558,210
2,084,511
Biogas upgrading and pollution controls
3,347,443
6,800,090
Other sales and services
633,990
582,058
19,013,503
31,068,350
The following is a summary of the Company’s

revenues by revenue recognition method:
2022 2021
$ $
Revenue from contracts with customers:
Sales of goods under long-term contracts recognized over

time
13,997,163
25,918,594
Sales of goods at a point of time
1,135,498
1,533,910
Other revenue:

Sale of intellectual properties (i)
3,600,000
3,300,000
Royalties
280,842
315,846
19,013,503
31,068,350
See note 32 for sales by geographic area.
(i)

Sale of intellectual properties
During the year, the Company sold

intellectual property to a subsidiary

of a company in

which it holds a

strategic investment
for

a

non-refundable

fee

of

$
3,600,000
.

Under

the

terms

of

the

sale

agreement,

control

of

the

intellectual

property

was
transferred

to

the

purchaser

and

the

Company

has

no

obligation

to

undertake

activities

that

will

significantly

affect

the
intellectual property.
In June 2021, the Company

sold intellectual property to

a subsidiary of a company

in which it holds a strategic

investment
for

a

non-refundable

fee

of

$
3,300,000
.

Under

the

terms

of

the

sale

agreement,

control

of

the

intellectual

property

was
transferred

to

the

purchaser

and

the

Company

has

no

obligation

to

undertake

activities

that

will

significantly

affect

the
intellectual property.

The terms of the agreement also include additional

variable consideration that can be received based
on the

greater of
10
% of

sales made

by the

purchaser,

and royalties

of $
50,000

in 2023,

$
100,000

in 2024,

$
150,000

in
2025, and $
200,000

in 2026 and every year thereafter.
Transaction price

allocated to remaining performance obligations
As

at

December 31,

2022,

revenue

expected

to

be

recognized

in

the

future

related

to

performance

obligations

that

are
unsatisfied (or partially satisfied) at the reporting

date is $
26,741,550

(2021 - $
34,258,148
, excluding a contract which was
terminated in the fall

of 2022). Revenue will

be recognized as the

Company satisfies its performance obligations

under long-
term contracts, which is expected to occur over the

next
3

years.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
26
8.

Cash and cash equivalents
As at

December 31, 2022

and 2021,

there are
no

restrictions on

cash and

cash equivalents.

Cash and

cash equivalents
include the following components:
2022 2021
$ $
Cash

3,445,649
3,568,561
Guaranteed investment certificates
—
8,633,952
Cash and cash equivalents

3,445,649
12,202,513
Guaranteed investment certificates were

instruments issued by Canadian

financial institutions, bore interest at

rates varying
from
0.08
% to
0.86
%, and held to maturity or were redeemed during the

year 2022.
9.

Accounts receivable
Details of accounts receivable based on past due terms

were as follows:
December 31, December 31,
2022 2021
$ $
Current
6,578,269
1,919,786
1 – 30 days
15,959
32,028
31 – 60 days
57,944
7,006,652
61 – 90 days
718,239
788,330
Greater than 90 days
13,790,716
6,317,239
Holdback receivable
1,536,115
974,878
Total

trade accounts receivable
22,697,242
17,038,913
Allowance for expected credit loss
(4,693,283)
(520,000)
Other receivables
240,560
270,536
Sales tax receivable
380,112
850,167
18,624,631
17,639,616
As

at

December 31,

2022

the

allowance

for

expected

credit

loss

on

trade

accounts

receivable

is

$
4,693,283

(2021

-
$
520,000
), $
543,283

which was included

through the business

combination and only varied

due to foreign

exchange, and
$
4,150,000

recognized during 2022. The

portion recognized during the

year includes $
3,765,000

attributable to one specific
customer, whereby the carrying amount has been

reduced from $
12,810,231

to $
9,045,231
. The carrying value of all other
trade receivables was reduced from $
9,887,011

to $
8,958,728
. On the basis of the Company’s expected

credit loss policy,
the allowance was determined generally by applying a loss rate of
1
% on balances 1-30 days past the invoice date,
2
% for
31-60 days,
3
% for

61-90 days

and a

minimum of
10
% for

those beyond

90 days.

Specific consideration

was applied

for
situations where

the receivable

is a

holdback on

a contract,

and also

for customers

that have

exceeded normal

payment
terms.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
27
The closing balance of the trade

receivables credit loss allowance as at December 31,

reconciles with the trade receivables
credit loss allowance opening balance as follows:
Opening allowance January 1, 2021
—
Business combination
512,592
Foreign exchange
7,408
Loss allowance at December 31, 2021
520,000
Loss recognized during the year
4,150,000
Foreign exchange
23,283
Loss allowance at December 31, 2022
4,693,283

10.

Costs and profits in excess of billings on uncompleted

contracts
As at December 31, 2022, the Company had
eighteen

contracts with total billings of $
10,475,299

which were less than total
costs

incurred

and

had

recognized

cumulative

revenue

of

$
11,856,596

since

those

projects

began.

This compares

with
fourteen

contracts with total

billings of $
16,676,700

which were less

than total costs

incurred and had

recognized cumulative
revenue of $
21,599,410

as at December 31, 2021.

The net amount

of $
1,051,297

as at December

31, 2022 includes

an expected credit

loss allowance of

$
330,000

($
Nil

as
at December 31,

2021). On the basis

of the Company’s expected

credit loss policy, the allowance was

determined generally
by applying a

loss rate of
2
% on all

balances, and

adjusting for

specific situations,

such as

past due customers,

whereby
the loss rate varied from
25
% to
50
%.
Changes in

costs and

profits in

excess of

billings on

uncompleted contracts

during the

year are

explained by

$
4,164,109
(2021 -

$
983,891
)

recognized

at

the

beginning

of

the

year

being

transferred

to

accounts

receivable,

$
622,696

(2021 -
$
4,832,968
) resulting from changes in the measure of progress and the expected credit loss allowance of

$
330,000

($
Nil

in
2021).
11.

Investment tax credits
An amount recognized

in 2022 included

$
169,434

(2021 - $
202,472
) of investment

tax credits

earned in

the year,

as well
as $ Nil

(2021 -

$
706,000
) of

investment tax

credits earned

in prior years

that no

longer met

the criteria

for recognition

in
2021. $
70,258

(2021 -

$
148,695
) of

the investment

tax credits

recognized in

the year was

recorded against

cost of

sales
and

services,

$
69,176

(2021

-

($
684,709
))

against

research

and

development

expenses

and

$
30,000

(2021 -

$
32,486
)
against selling general and administrative expenses.
Eligible

scientific

research

and

experimental

development

(“SR&ED”)

expenses

for

the

year

amounted

to

$
2,783,450
(2021 – $
2,000,853
) less

investment

tax credits

of ($
169,434
) (2021

– ($
684,709
)), less

government grants

of $
296,043
(2021 – $
149,575
) totalling $
2,317,973

(2021 – $
2,535,987
).
12.

Strategic investments
December 31, December 31,
2022 2021
$ $
Beauce Gold Fields (“BGF”) shares – level 1
56,419
123,095
HPQ Silicon Inc. (“HPQ”) shares - level 1
5,415,749
12,306,196
HPQ warrants – level 3
770,466
2,472,368
6,242,634
14,901,659

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
28
The change in the strategic investments is summarized as

follows:
(“BGF”) shares – level 1 (“HPQ”) shares - level 1 HPQ warrants – level 3
Quantity $ Quantity $ Quantity $
Balance, December 31, 2020
1,025,794
123,095
14,990,200
16,489,220
25,844,600
23,379,435
Additions
—
—
8,268,000
8,070,109
—
—
Exercised

—
—
16,250,000
11,700,000
(16,250,000)
(9,181,250)
Disposed
—
—
(12,755,600)
(14,252,732)
—
—
Change in the fair value
—
—
—
(9,700,401)
—
(11,725,817)
Balance, December 31, 2021
1,025,794
123,095
26,752,600
12,306,196
9,594,600
2,472,368
Additions
—
—
6,800,000
3,196,000
6,800,000
408,000
Disposed
—
—
(11,447,500)
(3,922,244)
—
—
Change in the fair value
—
(66,676)
—
(6,164,203)
—
(2,109,902)
Balance, December 31, 2022
1,025,794
56,419
22,105,100
5,415,749
16,394,600
770,466
The Company owns
9.82
% on a

fully diluted basis

of HPQ as

at December 31, 2022 (2021 –
9.64
%) and has

other business
transactions with this entity– see notes 7(i) and 13.
The following table sets out the details and activity of the HPQ warrants:
Number of Number of
warrants warrants
Exercise
Expiry date Dec 31, 2021 Additions Exercised Dec 31, 2022
price ($)

April 29, 2023
1,200,000
—
—
1,200,000
0.10
June 2, 2023
4,394,600
—
—
4,394,600
0.10
September 3, 2023
4,000,000
—
—
4,000,000
0.61
April 20, 2024
—
6,800,000
—
6,800,000
0.60
9,594,600
6,800,000
—
16,394,600
2022 Transactions
6,800,000

common shares

and
6,800,000

warrants of

HPQ were purchased

in cash

for an amount

of $
3,604,000

in April
2022.
11,447,500

HPQ

common

shares

were

disposed

for

cash

amounts

totalling

$
3,922,244

resulting

in

a

realized

loss

of
$
225,527
.
2021 Transactions
12,755,600

HPQ

common

shares

were

disposed

for

cash

amounts

totalling

$
14,252,732

resulting

in

a

realized

gain

of
$
9,893,900
.
16,250,000

shares purchase warrants were

exercised in cash for a

total amount of $
2,518,750
. An amount of
$
9,181,250

was transferred to the share value on the exercise

of the warrants.
8,268,000

common shares of HPQ were purchased in cash

for an amount of $
8,070,109
.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
29
At inception, the

fair value of

the HPQ warrants

purchased in

2022 was measured

using the Black-Scholes

option pricing
model using the following assumptions:
Number of warrants
6,800,000
Date of issuance
April 20, 2022

Exercise price ($)
0.60
Assumptions under the Black-Scholes model:

Fair value of the shares ($)
0.47
Risk-free interest rate (%)
2.47
Expected volatility (%)
107.60
Expected dividend yield –
Contractual remaining life (number of months)
24
As

at

December 31,

2022

and

2021,

the

fair

value

of

the

HPQ

warrants

was

measured

using

the

Black-Scholes

option
pricing model using the following assumptions:
2022 2021
Number of warrants
1,200,000
4,394,600
4,000,000
6,800,000
1,200,000
4,394,600
4,000,000
Date of issuance April 29, 2020 June 2, 2020 Sept. 3, 2020 April 20, 2022 April 29, 2020 June 2, 2020 Sept. 3, 2020
Exercise price ($)
0.1
0.1
0.61
0.60
0.1
0.1
0.61
Assumptions under the Black-
Scholes model:
Fair value of the shares ($)
0.25
0.25
0.25
0.25
0.46
0.46
0.46
Risk-free interest rate (%)
4.03
4.03
4.03
4.03
1.22
1.22
1.22
Expected volatility (%)
80.55
73.74
76.85
74.58
89.88
94.01
110.47
Expected dividend yield – – – – – – –
Contractual remaining life (in
months)
4
5
8
16
16
17
20
As at December 31, 2022, a gain from

initial recognition of the warrants of $
280,926

($
510,573

– 2021) has been deferred
off balance sheet until realized.
13.

Royalties receivable
December 31 December 31
2022 2021
$ $
Opening balance
1,258,654
1,060,000
Accretion interest
118,290
132,809
Royalties recognized during the year
450,000
450,000
Discounting
(169,158)
(134,155)
Amounts received during the year
(250,000)
(250,000)
Balance at end of the year
1,407,786
1,258,654
Current portion
455,556
311,111
Non-current portion
952,230
947,543
1,407,786
1,258,654
The Company

sold intellectual

property to

HPQ Silicon

Inc. (“HPQ”)

in 2016

(“HPQ 2016

contract”) and

its wholly

owned
subsidiary,

HPQ Nano

Silicon Powders

Inc. in

2020 (“HPQ

Nano contract”),

and HPQ

Silica Polvere

Inc. (“HPQ

Polvere
contract”) in 2021. The

terms of those

sales contracts include,

in addition to the

purchase price amounts

already received
of $
1,000,000

in 2016 and $
2,400,000

in 2020 and $
3,300,000

in 2021, respectively, the following variable consideration in the form of royalty payments:

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
30
HPQ 2016 contract:
Royalties

are
10
%

of

net

sales,

with

minimum

payments

of

$
200,000

in

2021

and

$
250,000

in

2022

and

every year
thereafter.

Payment is

due no later

than 30 days

after the year

end of HPQ

Silicon Inc. An

amount of

$
250,000

has been
received under this agreement in 2022 ($
200,000

was received in 2021).
HPQ Nano contract:
Royalties

are
10
% of

net

sales,

with

minimum

payments

of

$
50,000

in

2021,

$
100,000

in

2022,

$
150,000

in

2023,

and
$
200,000

in 2024 and

every year thereafter. Payments are due

no later than

10 days after

the year end of

HPQ Nano Silicon
Powders Inc. An amount of $ Nil

has been received under this agreement in 2022

($
50,000

was received in 2021).
HPQ Polvere contract:
Royalties

are
10
%

of

net

sales

with

minimum

payments

of

$
50,000

in

2023,

$
100,000

in

2024,

$
150,000

in

2025

and
$
200,000

in 2026

and every

year thereafter.

Royalty payments

are limited

to the

total net

sales for

the period.

Payments
are due no later than 10 days after the year end of HPQ

Silica Polvere Inc.
During the

year ended

December 31, 2022,

the Company

recognized an

additional $
250,000

and $
200,000

for the

HPQ
2016 contract

and

HPQ

Nano

contracts,

respectively,

of

royalties

receivable,

which

have

been

discounted

using
12.5
%
discount rate.
During the

year ended

December 31, 2021,

the Company

recognized an

additional $
250,000

and $
200,000

for the

HPQ
2016 contract

and

HPQ

Nano

contracts,

respectively,

of

royalties

receivable,

which

have

been

discounted

using
12.5
%
discount rate.
The Company

only recognizes

variable consideration,

including minimum

royalties, arising

from these

agreements in

the
period(s)

when

it

is

highly

probable

that

a

reversal

will

not

occur

when

the

uncertainty

associated

with

the

variable
consideration

is

subsequently

resolved.

Minimum

royalties

are

recognized

for

the

period

the

Company

evaluates

the
collectability of the minimum royalties is probable, which

the Company has estimated over four years.
The HPQ Nano contract

and the HPQ Polvere

contract each provide

the Company with the

option to convert, at

any time,
the future

royalties

that would

be owed

to it

into a
50
% equity

stake

in HPQ

Nano

Silicon

Powders Inc.

and HPQ

Silica
Polvere

Inc., respectively.

Each option

is considered

an embedded

derivative

that

is initially

measured

at

fair

value

and
subsequently remeasured

at fair value at

each reporting period.

The Company determined

that the embedded

derivatives
had a fair value of $ Nil

at the inception of the contracts and $
Nil

at each of the reporting dates.
14.

Deposits
December 31 December 31
2022 2021
$ $
Current portion:
Suppliers
392,309
1,236,211
Security deposit on leased premises
40,241
92,241
Total

current
432,550
1,328,452
Non-current portion:
Suppliers
7,250
1,952
Security deposit on leased premises
38,803
246,804
Total

non-current
46,053
248,756
Total

deposits

478,603
1,577,208

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
31
15. Property and equipment
Machinery Equipment
Computer and Leasehold under
equipment equipment Automobiles improvements construction Total
$ $ $ $ $ $
Cost
Balance at December 31, 2020
549,659
1,621,899
306,164
180,901
1,940,234
4,598,857
Acquired through business
combination
13,585
28,967
—
—
—
42,552
Additions
245,984
384,092
30,495
752,204
84,143
1,496,918
Balance at December 31, 2021
809,228
2,034,958
336,659
933,105
2,024,377
6,138,327
Additions (1)
164,059
(89,085)
—
209,435
—
284,409
Assets under construction put
in service —
1,065,672
—
958,705
(2,024,377)
—
Balance at December 31, 2022
973,287
3,011,545
336,659
2,101,245
—
6,422,736
Accumulated depreciation
Balance at December 31, 2020
509,112
1,441,642
21,748
96,785
—
2,069,287
Depreciation
88,410
182,739
59,959
24,995
—
356,103
Balance at December 31, 2021
597,522
1,624,381
81,707
121,780
—
2,425,390
Depreciation
146,550
297,021
57,543
102,780
—
603,894
Balance at December 31, 2022
744,072
1,921,402
139,250
224,560
—
3,029,284
Carrying amounts
Balance at December 31, 2021
211,706
410,577
254,952
811,325
2,024,377
3,712,937
Balance at December 31, 2022
229,215
1,090,143
197,409
1,876,685
—
3,393,452
(1)
The adjustment to

additions to Machinery

and Equipment of

$
89,085
, relates to

the discounting of

the non-interest-bearing
loan from the Economic Development Agency of Canada,

representing government assistance (see note 21).
Equipment under

construction included

the leasehold

improvements of

a clean room

and the costs

related to

building the
new Plasma Powder Production equipment which have been

put in service during the year ended December

31, 2022.

16. Leases
The Company has entered into lease contracts mainly for buildings and computer equipment, which expire at various dates
through

the

year

2036.

Some

leases

have extension

or purchase

options

for various

terms.

The

lease

contracts

do not
impose any financial covenants.
On January 1, 2022, a lease for rent

of a property with a trust whose

beneficiary is the controlling shareholder

and CEO of
the

Company,

was

modified

to

extend

the

lease

term

until

December

2026.

The

lessor

also

reimbursed

an

amount

of
$
1,070,264

representing the balance at

the date of modification

of the original prepayment

amount of $
1,178,530

made in
2020. At

the date

of modification,

the

lease

liability was

remeasured

using

a discount

rate

of
4
%. As

a result,

the

lease
liability was increased by an amount of $
1,070,264

and the right-of-use assets was decreased by an amount

of $
108,267
.

On September

1, 2022,

a lease

of a

property was

modified to

extend the

term, to

postpone the

exercise of

the purchase
option of the property,

and to factor a

deposit of $
275,000

required to exercise

the purchase option.

As a result, the

lease
liability was remeasured using a discount rate of
8.6
% and the lease liability and the right-of-use assets were decreased by
$
203,154
.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
32
a) Right-of-use assets
Land and Computer
building equipment Total
$ $ $
Balance at January 1, 2021
3,688,315
12,685
3,701,000
Additions - business combination
477,608
—
477,608
Additions
2,157,796
—
2,157,796
Depreciation
(566,182)
(4,228)
(570,411)
Balance at December 31, 2021
5,757,537
8,457
5,765,993
Modification of lease agreements
(311,421)
—
(311,421)
Depreciation
(631,600)
(4,228)
(635,828)
Balance at December 31, 2022
4,814,516
4,229
4,818,744
b) The table below summarizes changes to the lease liabilities:
$
Balance at January 1, 2021
2,988,542
Addition - business acquisition
477,608
Additions - other
2,120,893
Payments
(263,078)
Balance at December 31, 2021
5,323,965
Modification of lease agreements
867,110
Payments
(657,381)
Balance at December 31, 2022
5,533,694
Current portion
2,934,236
Non-current portion
2,389,729
Balance at December 31, 2021
5,323,965
Current portion
2,672,212
Non-current portion
2,861,482
Balance at December 31, 2022
5,533,694
c) Amount recognized in the consolidated statements of comprehensive loss:
2022 2021
$ $
Depreciation of right-of-use assets
635,828
570,411
Interest on lease liabilities
378,611
307,691
Expense related to lease payments excluded in the measurement of lease
liabilities
243,209
178,707

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
33
d) Maturity analysis – contractual undiscounted cash flows

of lease liabilities as at December 31, 2022
$
2023
2,984,243
2024
592,719
2025
572,562
2026
474,484
2027
229,332
Thereafter
1,891,989
6,745,329

17. Intangible assets
Production Development
backlog Patents costs Total
$ $ $ $
Cost
Balance at December 31, 2020
—
768,392
244,871
1,013,263
Acquired through business combination
2,120,000
—
—
2,120,000
Additions
—
214,497
—
214,497
Write-off
—
(85,544)
—
(85,544)
Balance at December 31, 2021
2,120,000
897,345
244,871
3,262,216
Additions
—
208,680
—
208,680
Balance at December 31, 2022
2,120,000
1,106,025
244,871
3,470,896
Accumulated amortization
Balance at December 31, 2020
—
58,125
49,524
107,649
Amortization
353,333
10,528
16,508
380,369
Balance at December 31, 2021
353,333
68,653
66,032
488,018
Amortization
848,000
13,522
16,508
878,030
Balance at December 31, 2022
1,201,333
82,175
82,540
1,366,048
Carrying amounts
Balance at December 31, 2021
1,766,667
828,692
178,839
2,774,198
Balance at December 31, 2022
918,667
1,023,850
162,331
2,104,848
The Company’s development costs have been incurred to develop plasma-related technologies and the patents protect the design and specification of these technologies.
18. Goodwill
The

Company

tests

goodwill

for

impairment

annually,

or

more

frequently

when

an

indicator

of

impairment

is

identified.
Goodwill is considered impaired if the recoverable amount

is less than the carrying amount.
The recoverable

amount of

an operating

segment

is determined

based on

value-in-use

calculations,

covering a

detailed
five-year forecast, followed

by an

extrapolation of expected

cash flows for

the remaining useful

lives using a

declining growth
rate determined by management. The present value of the expected cash flows of the operating segment is determined by
applying a suitable discount rate reflecting current market assessments of the time value of money and risks specific to the segment.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
34
For

the

purpose

of

impairment

testing,

goodwill

is

allocated

to

the

sole

operating

segment,

Pyro

Green-Gas,

which

is
expected

to

benefit

from

the

synergies

of

the

business

combination

in

which

the

goodwill

arises

and

is compared

to

its
recoverable value.
At December

31,

2022

and

2021,

it

was

determined

that

the

recoverable

amounts

exceed

the

carrying

amount,

and
no
impairment was required.

The recoverable

amount in the

most recent

impairment test

performed was

determined using

a
pre-tax discount rate of
12.5
% and terminal growth rate of
2
% (2021 - pre-tax discount rate of
8
% and terminal growth rate
of
2
%).
19. Accounts payable and accrued liabilities
December 31 December 31
2022 2021
$ $
Accounts payable
6,065,996
5,457,259
Accrued liabilities
2,891,053
3,730,048
Sale commissions payable 1
904,724
737,364
Accounts payable to the controlling shareholder and CEO
254,097
144,506
10,115,870
10,069,177
1
Sale commissions payable relate to the costs to obtain long-term contracts with clients.
20. Billings in excess of costs and

profits on uncompleted contracts
The amount

to date

of costs

incurred and

recognized profits

less recognized

losses for

construction projects

in progress
amounted to $
37,374,909

(2021 - $
21,834,137
).
Payments to date received were $
47,045,902

on contracts in progress (2021 - $
31,234,368
).
Changes in

billings in

excess of

costs and

profits on

uncompleted contracts

during the year

are explained

by $
2,416,229
(2021 - $
6,268,910
) recognized at

the beginning of

the year being recognized

as revenue, and

an increase of

$
2,686,991
(2021 - $
9,076,169
) resulting from cash received excluding amounts

recognized as revenue.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
35
21. Term

loans
Economic
Development Agency Other Term Other Term
Canada
Emergency Business
of Canada Loan
1
Loans
2
Loans
3
Account Loan
4
Total
$ $ $ $ $
Balance, December 31, 2020
75,800
36,907
—
—
112,707
Assumed through business combination
—
—
36,520
50,000
86,520
Accretion
12,185
—
—
—
12,185
Payments
—
(12,207)
(8,300)
—
(20,507)
Balance, December 31, 2021
87,985
24,700
28,220
50,000
190,905
Additions
292,941
292,941
Discounting
(89,085)
—
—
—
(89,085)
Accretion
28,229
—
—
—
28,229
Payments
—
(13,083)
(19,920)
—
(33,003)
Balance, December 31, 2022
320,070
11,617
8,300
50,000
389,987
Less current portion
—
(11,617)
(8,300)
(50,000)
(69,917)
Balance, December 31, 2022
320,070
—
—
—
320,070
1

maturing in 2029, non-interest bearing, payable

in equal instalments from April 2024 to March 2029.
2
maturing October 23, 2023

bearing interest at

a rate

of
6.95
% per

annum, payable in monthly

instalments of $
1,200

secured by

automobile (carrying
amount of $
10,795

as at December 31, 2022)
3

maturing in May 2023, payable in monthly instalments

of $
1,660
, bearing interest at
7.45
%
4

loan bearing
no

interest and
no

minimum repayment, if repaid by December 2023
Economic Development Agency of Canada Loan
On

March 5,

2020,

the

Company

entered

into

a

repayable

contribution

agreement

up

to

$
450,000

under

the

Regional
Economic

Growth

through

Innovation

program

from

the

Economic

Development

Agency

of

Canada

(“EDC”).

The
contribution is

repayable in
60

equal monthly instalments due

and payable
24 months

following the

completion of

the project.
During

the year

ended

December 31,

2022,

the

Company

received

contributions

totalling

$
292,941
.

The

loan

was
discounted using the effective

interest method using a

rate of
8
% as it is non-interest

bearing. The difference

between the
discounted

amount

and

the

proceeds

received

of $
89,085

represents

government

assistance

and

is accounted

for as

a
reduction of the property and equipment.
Canada Emergency Business Account ("CEBA") Loan
The Company's

subsidiary participated

in the

CEBA program

whereby it

obtained an

interest free

and partially

forgivable
loan. The loan

bears
no

interest and
no

minimum repayment

terms, and

one third of

the loan

amount is forgiven

if repaid
by December 31,

2023. The

unpaid balance,

if any,

at December 31,

2023 would

be converted

to a
24
-month term

loan
bearing interest at
5
% and be reimbursed entirely by December 31, 2025.

22. Shareholders’ equity
Common shares and warrants
Authorized:
The Company is authorized to issue an unlimited number

of common shares without par value.
Issuance of units
On October 19,

2022, the

Company completed

a non-brokered

private placement

consisting of
1,014,600

units at

a price
of $
1.30

per unit for

aggregate gross proceeds to

the Company of $
1,318,980
. Each unit

is comprised of
one

common share
of the Company

and
one

common share

purchase warrant

of the

company.

Each warrant

entitles the

holder to

purchase
one additional common

share at an

exercise price of

$
1.75

for a period

of
24 months
. The Company

allocated an amount
of $
1,095,780

to share

capital representing

the fair

value of

the shares

on October

19, 2022,

of $
1.08

per share

and the
residual amount of $
223,200

to warrants.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
36
Shares issued upon exercise of stock options, share

purchase warrants and compensation options
During the year

ended December 31,

2022,
2,440,000

(
3,482,000

- 2021)

stock options

and Nil

(
8,146,483

- 2021)

share
purchase

warrants

were

exercised

for

net

proceeds

of

$
1,412,799

and

$
Nil

($
1,109,818

and

$
12,396,107

–

2021)
respectively.

The

amounts

credited

to

share

capital

from

the

exercise

of

stock

options

include

an

ascribed

value

from
contributed surplus of $
870,558

($
364,000

– 2021). In addition, in

2021,
191,414

compensation options relating to a bought
deal in 2020, were exercised for net proceeds of $
689,090
.
Share redemptions for cancellation
In January

2021, the

Company announced

it had

been authorized

to repurchase

for cancellation,

on the

open market,

or
subject to the

approval of any

securities authority by

private agreements,
5,000,000

common shares from

January 14, 2021,
to January

13,

2022. In

February

2022, the

Company

announced

it had

been authorized

to repurchase
7,500,000

of its
common shares from February 15, 2022, to February 14, 2023.
During the year 2022, the

Company did
no
t repurchase any common shares for

purpose of cancellation. The Company was
under no obligation to repurchase its common shares as

at December 31, 2022.
During the year

2021, the

Company repurchased

and cancelled
840,094

Common shares

at a weighted

average price

of
$
4.96

per share,

for a

total cash

consideration of

$
4,183,617

including commissions

of $
16,678
. The

excess of

the total
consideration over the carrying amount of the shares,

in the amount of $
3,778,619

was applied against deficit.
The repurchases were made in the normal course of business at market prices through the

TSX. The Company was under
no obligation to repurchase its common shares as at December

31, 2021.
Stock options
The Company has

a stock option

plan authorizing the

Board of Directors

to grant options to

directors, officers,

employees
and consultants to acquire common shares of the Company at a price computed by reference to the closing market price of
the shares of the

Company on the business day

before the Company notifies the

stock exchanges of the grant

of the option.
The number

of shares

which may

be granted

to any

one person

shall not

exceed
5
% (
2
% for

consultants) of

total share
capital over a twelve-month period.
The following table sets out the activity in stock options:
Weighted
Number of average
options exercise price
$
Balance – December 31, 2020
9,040,000
1.57
Granted
2,970,000
4.55
Exercised (1)
(3,482,000)
0.32
Forfeited
(125,000)
4.41
Balance, December 31, 2021
8,403,000
3.10
Granted
2,475,000
3.55
Exercised
(1)
(2,440,000)
0.58
Forfeited
(242,500)
4.07
Balance, December 31, 2022
8,195,500
3.96
(1)

The weighted fair market value of the share price for

options exercised in 2022 was $
1.44

($
5.48

in 2021).

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
37
Grants in 2022
On

January 3,

2022,

the

Company

granted
150,000

stock

options

to

the

President

and

Chief

Executive

Officer

of

the
Company,

and
300,000

stock options

to members

of its

Board of

Directors. The

stock options

have an

exercise price

of
$
3.36

per common share, vest immediately and are exercisable

over a period of five (
5
) years.
On April 5,

2022, the

Company granted
400,000

stock options

to employees

of the Company.

The stock

options have

an
exercise price of $
2.96

per common share. The
400,000

options will vest as follows:
10

percent as of the day

of the grant,
20

percent at

the first

anniversary of

the date

of the

grant,
30

percent on

the second

anniversary of

the date

of the

grant
and
40

percent on the third anniversary of the date of the grant. All options mentioned above are exercisable over a period
of five (
5
) years.
On June 2, 2022,

the Company granted
600,000

stock options to

the President and

Chief Executive Officer of

the Company,
and
900,000

stock options to members

of its Board of

Directors. The
1,500,000

options will vest

as follows:
25

percent as
of the day of the grant,
25

percent at the first anniversary of the

date of the grant,
25

percent on the second anniversary of
the date

of the grant

and
25

percent at

the third

anniversary of

the date

of the grant.

The stock

options have

an exercise
price of $
3.88

per common share and are exercisable over a period of five (
5
) years.
On July 3,

2022, the

Company granted
125,000

stock options

to employees

of the

Company.

The stock

options have

an
exercise price of $
2.14

per common share. The
125,000

options will vest as follows:
10

percent as of the day

of the grant,
20

percent at

the first

anniversary of

the date

of the

grant,
30

percent on

the second

anniversary of

the date

of the

grant
and
40

percent on the third anniversary of the date of the grant. All options mentioned above are exercisable over a period
of five (
5
) years.
Subsequent to

year end, the

Company granted
150,000

stock options

to the President

and Chief

Executive Officer

of the
Company,

and
500,000

stock options

to members

of its

Board of

Directors. The

stock options

have an

exercise price

of
$
1.03

per common

share, vest

immediately and

are exercisable

over a period

of five

(
5
) years.

The Company

accounted
for an expense amounting to $
453,204

related to these options as the stock options granted related to the services in 2022 and there was a shared understanding of the terms and

conditions related to such grant prior to the grant

date.

The Company also granted
975,000

stock options to employees of the Company. The stock options have an exercise price of $
1.03

per common share.

The
975,000

options will vest

as follows:
10

percent as of

the day of

the grant,
20

percent at
the first anniversary of the

date of the grant,
30

percent on the second

anniversary of the date

of the grant and
40

percent
on the third anniversary of the date

of the grant. All options mentioned above

are exercisable over a period of five (
5
) years.
There was no expense accounted for in 2022 relating to

these stock options.
Grants in 2021
On

December 30,

2021,

the

Company

granted
100,000

stock

options

to

a

member

of

its

Board

of

Directors

The

stock
options have an exercise

price of $
3.61

per common share, vest

immediately and are

exercisable over a period

of five (
5
)
years.
On December 17, 2021, the Company

granted
1,920,000

stock options to the President and

Chief Executive Officer of the
Company. The stock options have an exercise

price of $
3.13

per common share, vest

immediately and are exercisable over
a period of five (
5
) years.
On October 14, 2021, the

Company granted
100,000

stock options to the Chief

Financial Officer of the Company. The stock
options have an exercise

price of $
5.04

per common share. The
100,000

options will vest

as follows:
10

percent as of the
day of the grant,
20

percent at the first anniversary of

the date of the grant,
30

percent at the second anniversary of the

date
of the

grant, and
40

percent at

the third

anniversary of

the date

of the

grant and

are exercisable

over a

period of

five (
5
)
years.
On June 14,

2021, the Company

granted
100,000

stock options

to an

officer of

the Company.

The stock

options have an
exercise price of $
6.70

per common share. The
100,000

options will vest as follows:
25

percent at the date of the grant,
25
percent at the

first anniversary of

the date of

grant,
25

percent at the

second anniversary of the

date of grant,

and
25

percent
at the third anniversary of the date of grant and are exercisable over a period of five (
5
) years.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
38
On June 1,

2021, the

Company granted
200,000

stock options

to a

member of

its Board

of Directors.

The stock

options
have an exercise price of

$
6.59

per common share. The
200,000

options will vest as follows:
25

percent at the date of

the
grant,
25

percent at the first anniversary of the date of grant,
25

percent at the second anniversary of the date of grant, and
25

percent at the third anniversary of the date of grant

and are exercisable over a period of five (
5
) years.
On April 6, 2021, the

Company granted
150,000

stock options to the

President and Chief Executive Officer of

the Company,
100,000

and
200,000

stock options to two members of the Board of Directors and
100,000

stock options to an employee of
the Company.

The stock

options have

an exercise

price of

$
8.47

per common

share. Of

these options,
250,000

will vest
immediately,
200,000

options will vest

as follows:
30

percent as of the

day of the

grant,
35

percent at the

first anniversary
of the date

of the grant

and
35

percent on the

second anniversary of the

date of the

grant and the

remaining
100,000

options
will vest

as follows:
10

percent as

of the

day of

the grant,
20

percent at

the first

anniversary of

the date

of the

grant,
30
percent at the second anniversary

of the date of the grant,

and
40

percent at the third anniversary

of the date of the grant.
All options mentioned above are exercisable over a period of five (
5
) years.
The weighted average fair value of stock options granted

for the year ended December 31, 2022 was $
2.37

($
2.99

in 2021)
and $
2.02

per option for stock options granted subsequent to the year end. The weighted average fair value of each option granted was

estimated at

the grant

date for

purposes of determining

share-based payment expense

using the Black-Scholes
option pricing model based on the following weighted-average assumptions:
Years ended December 31, 2022 2021
Number of options granted or recognized
2,475,000
650,000
2,970,000
Exercise price ($)
3.55
3.02
4.55
Fair value of each option under the Black-Scholes pricing

model
($)
2.37
2.02
2.99
Assumptions under the Black-Scholes model:
Fair value of the shares ($)
3.54
3.02
4.52
Risk-free interest rate (%)
2.43
3.38
1.11
Expected volatility (%)
83.17
83.15
83.00
Expected dividend yield
—
—
—
Expected life (number of months)
60
60
60
The underlying expected volatility was determined by reference to historical data of the Company’s share price. No special
features inherent to the stock options granted were incorporated into the measurement of fair value.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
39
As at December 31, 2022,

the outstanding options,

as issued under the

stock option plan to

directors, officers, employees
and consultants for the purchases of one common share

per option, are as follows:
Number of Number of Number of
stock stock stock Exercise
options options options price
Dec 31, 2021 Granted Exercised Forfeitures Dec 31, 2022 vested (1) per option Expiry date
$
November 3, 2017
2,400,000
—
(2,400,000)
—
—
—
0.58
November 3, 2022
July 3, 2018
300,000
— — —
300,000
300,000
0.51
July 3, 2023
October 29, 2018
40,000
—
(40,000)
—
—
—
0.52
October 29, 2023
September 29, 2019
100,000
— — —
100,000
100,000
0.51
September 29, 2024
January 2, 2020
100,000
— — —
100,000
100,000
0.45
January 2, 2025
July 16, 2020
2,243,000
— —
(42,500)
2,200,500
1,775,500
4.41
July 16, 2025
October 26, 2020
250,000
— —
(200,000)
50,000
37,500
4.00
October 26, 2025
April 6, 2021
550,000
— — —
550,000
410,000
8.47
April 6, 2026
June 1, 2021
200,000
— — —
200,000
100,000
6.59
June 1, 2026
June 14, 2021
100,000
— — —
100,000
50,000
6.70
June 14, 2026
October 14, 2021
100,000
— — —
100,000
30,000
5.04
October 14, 2026
December 17, 2021
1,920,000
— — —
1,920,000
1,920,000
3.13
December 17, 2026
December 30, 2021
100,000
— — —
100,000
30,000
3.61
December 30, 2026
January 3, 2022
—
450,000
— —
450,000
450,000
3.36
January 3, 2027
April 5, 2022
—
400,000
— —
400,000
40,000
2.96
April 5, 2027
June 2, 2022
—
1,500,000
— —
1,500,000
375,000
3.88
June 2, 2027
July 13, 2022
—
125,000
— —
125,000
12,500
2.14
July 13, 2027
8,403,000
2,475,000
(2,440,000)
(242,500)
8,195,500
5,730,500
3.96
(1)

At December 31, 2022, the weighted average exercise

price for options outstanding which are exercisable was

$
3.96
.
As at December 31, 2021,

the outstanding options,

as issued under the

stock option plan to

directors, officers, employees
and consultants for the purchases of one common share

per option, are as follows:
Number of Number of Number of
stock stock stock Exercise
options options options price
Dec 31, 2020 Granted Exercised Forfeitures Dec 31, 2021 vested per option Expiry date
$
November 3, 2017
2,420,000
—
(20,000)
—
2,400,000
2,400,000
0.58
November 3, 2022
July 3, 2018
300,000
—
—
—
300,000
300,000
0.51
July 3, 2023
October 29, 2018
70,000
—
(30,000)
—
40,000
40,000
0.52
October 29, 2023
September 29, 2019
200,000
—
(100,000)
—
100,000
100,000
0.51
September 29, 2024
January 2, 2020
100,000
—
—
—
100,000
100,000
0.45
January 2, 2025
July 16, 2020
2,450,000
—
(82,000)
(125,000)
2,243,000
1,775,500
4.41
July 16, 2025
October 26, 2020
250,000
—
—
—
250,000
125,000
4.00
October 26, 2025
April 6, 2021
—
550,000
—
—
550,000
320,000
8.47
April 6, 2026
June 1, 2021
—
200,000
—
—
200,000
50,000
6.59
June 1, 2026
June 14, 2021
—
100,000
—
—
100,000
25,000
6.70
June 14, 2026
October 14, 2021
—
100,000
—
—
100,000
10,000
5.04
October 14, 2026
December 17, 2021
—
1,920,000
—
—
1,920,000
1,920,000
3.13
December 17, 2026
December 30, 2021
—
100,000
—
—
100,000
100,000
3.61
December 30, 2026
9,040,000
2,970,000
(3,482,000)
(125,000)
8,403,000
7,265,500
3.10
For

the year

ended

December 31,

2022,

a

share-based

compensation

expense

of

$
5,538,463

(2021

-

$
9,762,745
)

was
recorded in Selling, general and administrative expenses

to the consolidated statements of comprehensive

loss.
As at December 31,

2022, an amount

of $
3,184,866

(2021 - $
2,719,354
) remains to

be amortized until

October 2025 related
to the grant of stock options.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
40
Share purchase warrants
The following

table reflects

the activity

in warrants

during the year

ended December 31,

2022, and

the number

of issued
and outstanding share purchase warrants at December

31, 2022:
Number of Number of
warrants warrants Exercise
Dec 31, Dec 31, price per
2021 Issued Exercised Expired 2022 warrant Expiry date
Issuance of units – October 19, 2022
—
1,014,600
—
—
1,014,600
1.75
Oct 19, 2024
—
1,014,600
—
—
1,014,600
1.75
The following

table reflects

the activity

in warrants

during the year

ended December 31,

2021, and

the number

of issued
and outstanding share purchase warrants at December

31, 2021:
Number of Number of
warrants warrants Exercise
Dec 31, Dec 31, price per
2020 Issued Exercised Expired 2021 warrant Expiry date
$
Issuance of units – September 28, 2018
3,448,276
—
(3,448,276)
—
—
0.58
January 28, 2021
Issuance of units – October 19, 2018
100,000
—
(100,000)
—
—
0.58
February 13, 2021
Issuance of units – May 15, 2019
1,355,500
—
(1,355,500)
—
—
0.85
May 15, 2021
Issuance of units – May 28, 2019
750,000
—
(750,000)
—
—
0.85
May 24, 2021
Issuance of units – June 19, 2019
500,000
—
(500,000)
—
—
0.85
June 19, 2021
Issuance of units – October 25, 2019
225,000
—
(225,000)
—
—
0.75
October 25, 2021
Issuance of units – November 10, 2020
1,677,275
—
(1,672,000)
(5,275)
—
4.5
November 10, 2022
Issuance of warrants – November 10, 2020
—
—
(95,707)
—
—
4.5
November 10, 2022
8,056,051
—
(8,146,483)
(5,275)
—
23. Supplemental disclosure of

cash flow information
2022 2021
$ $
Accounts receivable
(985,015)
(12,372,139)
Costs and profits in excess of billings on uncompleted

contracts
3,871,413
(3,849,077)
Inventory
(988,821)
(839,352)
Investment tax credits receivable
(19,891)
1,015,862
Royalties receivable
(30,842)
(65,845)
Deposits
2,277,136
145,379
Contract assets
(562,809)
—
Prepaid expenses
(53,942)
39,111
Accounts payable and accrued liabilities
346,003
1,953,208
Billings in excess of costs and profits on uncompleted contracts
270,762
1,485,969
Income taxes
267,414
(99,072)
4,391,408
(12,585,956)

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
41
24. Supplemental disclosure on

comprehensive income statement
The amount

of

inventories

recognized

in cost

of sales

is $
844,304

for the

year

ended December

31,

2022 ($
326,279

in
2021).
The aggregate amortization

and write-off of

intangible assets expense

for the

year ended December 31, 2022

was $
878,030
(2021 - $
465,913
) and was recorded in cost of sales and services.
Depreciation

on

property

and

equipment

amounted

to

$
603,894

and

ROU

assets

was

$
635,828

for

the year

ended
December 31, 2022, as

compared to (2021 -

$
356,103

and $
570,411

respectively) and is

recorded in selling,

general and
administrative.

Employee

benefits

totaled

$
18,115,284

in

the year

ended

December 31,

2022

(2021 -

$
21,855,957
)

and

include

share-
based compensation of $
5,538,463

(2021 - $
9,762,745
).

The Company

has been

awarded various

government grants

during the year,

which were

recognized when

they became
receivable. The

grants, received

in 2022,

are unconditional

and amounted

to $
204,791

(2021 - $
226,420
). An

amount of
$ Nil

(2021 - $
149,575
) was

recorded as

a reduction

to the

related expenses

in research

and development,

an amount

of
$
204,791

(2021 - $
76,845
) was recorded as a reduction to the related expenses

in selling, general and administrative.
25. Net finance costs
2022 2021
$ $
Financial expenses
Interest on term loans
3,198
87,775
Interest on lease liabilities
378,611
307,691
Interest accretion on balance due on business combination
173,350
110,204
Interest accretion on long term loans
28,229
12,185
Penalties and other interest expenses
85,644
19,324
669,032
537,179
Financial income
Interest accretion on royalty receivable
(118,290)
(132,809)
Net finance costs

550,742
404,370

26. Loss per share
The

following

table

provides

a

reconciliation

between

the

number

of

basic

and

fully

diluted

shares

outstanding

as

at
December 31, 2022 and 2021:
2022 2021
$ $
Weighted daily average of Common shares
170,953,374
166,645,546
Dilutive effect of stock options
—
—
Dilutive effect of warrants
—
—
Weighted average number of diluted shares
170,953,374
166,645,546
Number of anti-dilutive stock options and warrants excluded

from fully diluted loss
per share calculation
6,745,100
8,403,000

27. Related party transactions
During

the years

ended

December 31,

2022

and

2021,

the

Company

concluded

the

following

transactions

with

related
parties:

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
42
In 2022, rent

and property taxes

were charged by

a trust whose beneficiary

is the controlling

shareholder and CEO

of the
Company

in the

amount

of

$
277,389

(2021

- $
274,934
). On

January

1, 2022,

a

lease for

rent of

a property

with a

trust
whose beneficiary

is the

controlling

shareholder

and

CEO of

the

Company,

was

modified to

extend

the

lease

term until
December 2026. The lessor also reimbursed an amount of $
1,070,264

representing the balance at the date of modification
of

the

original

prepayment

amount

of

$
1,178,530

made

in

2020.

At

the

date

of

modification,

the

lease

liability

was
remeasured using a discount rate of
4
%. As a result, the lease liability

was increased by an amount of $
1,070,264

and the
right-of-use assets was decreased by an amount of $
108,267
.

These

expenses

are

recorded

in

captions

cost

of

sales

and

selling

and

general

in

the

consolidated

statements

of
comprehensive

loss.

As

at

December 31,

2022

the

right-of-use

asset

and

the

lease

liabilities

amount

to

$
680,980

and
$
799,090

respectively (2021 - $
1,107,131

and $
Nil ).
A balance due

to the controlling

shareholder and CEO of

the Company amounted to

$
254,097

(2021 - $
144,506
) is included
in accounts payable and accrued liabilities.
The key management personnel

of the Company,

in accordance with IAS

24 Related Party Disclosures,

are the members
of the Board of Directors and certain officers. Total

compensation to key management consisted of the following:
2022 2021
$ $
Salaries – key management
1,204,306
3,049,501
Pension contributions
22,479
59,377
Fees – Board of Directors
157,900
187,600
Share-based compensation – officers
2,017,348
6,182,573
Share-based compensation – Board of Directors
2,293,167
2,338,650
Other benefits – key management

244,621
237,903
Total

compensation
5,939,821
12,055,604

28. Financial instruments
As

part

of

its

operations,

the

Company

carries

a

number

of

financial

instruments.

It

is

management's

opinion

that

the
Company is

not exposed

to significant

interest, currency

or credit risks

arising from

these financial

instruments except

as
otherwise

disclosed.

The

Company's

overall

risk

management

program

focuses

on

the

unpredictability

of

the

financial
market and seeks

to minimize potential

adverse effects

on the Company's

financial performance.

The Company

does not
use derivative financial instruments to hedge these risks.
Foreign currency risk
The

Company

enters

into

transactions

denominated

in

US

dollars

for

which

the

related

revenues,

expenses,

accounts
receivable and accounts payable and accrued liabilities

balances are subject to exchange rate fluctuations.
As at December 31, the Company's exposure

to foreign exchange risk for

amounts denominated in US dollars is

as follows:
2022 2021
$ $
Cash
2,871,062
1,714,670
Accounts receivable
13,537,912
14,465,011
Accounts payable and accrued liabilities
(1,713,717)
(1,023,999)
Total
14,695,257
15,155,682
Foreign currency

risk is

the risk

that the

fair value

or future

cash flows

of a

financial

instrument will

fluctuate because

of
changes in foreign exchange rates.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
43
Sensitivity analysis
At December 31, 2022, if the US Dollar changes by
10
% against the Canadian dollar with all other variables held constant, the

impact

on

pre-tax

gain

or

loss

and

equity

for

the

year

ended

December 31,

2022

would

have

been

$
1,470,000
(December 31, 2021 - $
1,516,000
).
Credit concentration
During the year

ended December 31,

2022,
two

customers accounted

for
52
% (December 31,

2021 –
four

customers for
79
%) of revenues from operations.
2022 2021
% of total % of total
Revenues revenues Revenues revenues
$ % $ %
Customer 1
5,598,653
29
7,308,191
24
Customer 2
4,314,225
23
7,019,953
23
Customer 3
—
—
6,417,373
21
Customer 4
—
—
3,551,900
11
Total
9,912,878
52
24,297,417
79
Three

customers accounted

for
56
%,
16
% and
11
%, respectively

(December 31, 2021

–
one

customer for
73
%) of

trade
accounts receivable with

amounts owing to

the Company of

$
18,894,727

(2021 - $
12,063,636
), representing the

Company's
major

credit

risk

exposure.

Credit

concentration

is

determined

based

on

customers

representing
10
%

or

more

of

total
revenues and/or total accounts receivable.
Credit risk
Credit

risk

is

the

risk

that

one

party

to

a

financial

instrument

will

cause

a

financial

loss

for

the

other

party

by

failing

to
discharge an obligation.

The maximum credit

risk to which

the Company is

exposed as at

December 31, 2022

represents
the carrying amount

of cash

and cash equivalents,

accounts receivable

(except sales

tax receivable),

costs and

profits in
excess of billings on uncompleted contracts, deposits and

royalties receivable.

Cash and cash equivalents,

which only comprise guaranteed

investment certificates redeemable

on relatively short

notice
by the Company,

are held with major reputable financial institutions.

Management has established

a credit policy

under which each

new customer

is analysed individually

for creditworthiness
before

the

Company’s

payment

and

delivery

terms

and

conditions

are

offered.

The

Company’s

review

could

include
reviewing external ratings, if they are available,

financial statements, credit agency information,

industry information and in
some cases bank

references. The Company’s

exposure to credit

risk is mainly

influenced by the

individual characteristics
of each customer. In monitoring customer

credit risk, customers are

identified according to their

characteristics such as their
geographic location, industry,

trading history with the Company and existence of previous

financial difficulties.
The Company does not generally

require collateral or other security

from customers on accounts

receivable,

however, the
contract terms may include the

possibility of recourse in the

event of late payment.

The Company believes that

there is
no
unusual exposure associated with the collection of these

receivables.
The credit risk associated with costs and profits in excess of billings on uncompleted contracts is similar to that of accounts receivable, as these amounts are accumulated and converted to accounts receivable as invoicing milestones are reached.
The royalties receivable

are due from

a company in

which the Company

has a strategic

investments. The Company

does
not have

collateral or

other security

associated with

the collection

of this

receivable. The

carrying amount

of the

royalties
receivable have been discounted to reflect the time value

of money and credit risk of the counterparty.

The deposits are

payments made

to suppliers

and entities from

which the Company

leases property.

The Company

does
not have collateral

or other security

associated with

the collection

of these deposits.

As at December

31, 2022 and

2021,

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
44
no loss

allowance has been

recognized in

connection with these

deposits and

the maximum exposure

is the

carrying amount
of these deposits.
During the

years 2022

and 2021,

provisions for

expected credit

losses were

recorded, however,
no

amounts

of financial
assets have been written off. The accounts provisioned by

the loss are still subject to

enforcement activity in order to collect
the balances due.
Interest rate risk
Interest rate risk is the risk that the

value of a financial instrument might be adversely affected by a change in interest rates.
Changes in market interest rates may have an effect on

the cash flows associated with some financial assets and liabilities, known as cash flow

risk, and on the

fair value of other

financial assets or liabilities, known as

price risk, and on the

fair value
of investments

or liabilities,

known as

price risks.

The Company

is exposed

to a

risk of

fair value

on term

loans as

those
financial instruments bear

interest at

fixed rates

and to

cash flow

risk from

the variable

interest rate

of the

bank indebtedness.
Price risk
Price risk

is the

risk that

the fair

value or

future cash

flows of

a financial

instrument will

fluctuate because

of changes

in
market price (other

than those arising

from foreign

currency risk

and interest risk),

whether those

changes are

caused by
factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded
in the

market. The

most significant

exposure to

the price

risk for

the Company

arises from

its investments

in shares

and
warrants of public

companies quoted

on the TSX

Venture Exchange.

If equity prices

had increased or

decreased by
25
%
as

at

December 31,

2022,

with

all

other

variables

held

constant,

the

Company’s

investments

would

have

increased

or
decreased respectively,

by approximately $
1,841,484

(December 31, 2021 - $
4,042,000
).
Liquidity risk
Liquidity risk is the

risk that the

Company will encounter

difficulty in meeting

obligations associated with

financial liabilities
that are settled

by delivery of

cash or another

financial asset. The

Company manages its

liquidity risk by forecasting

cash
flows from operations and anticipating any investing and financing activities.
The following table summarizes the contractual amounts payable and maturities of financial liabilities and other liabilities as
at December 31, 2022:
Total
Carrying contractual Less than
value amount one year 2-3 years 4-5 years Over 5 years
$ $ $ $ $ $
Bank indebtedness
991,902
991,902
991,902
—
—
—
Accounts payable and accrued
liabilities 1
9,620,591
9,620,591
9,620,591
—
—
—
Term

loans
389,987
520,444
59,917
190,587
180,000
89,940
Balance due on business
combination
3,907,775
4,137,820
2,177,800
1,960,020
—
—
Lease liabilities
5,533,694
6,745,329
2,984,243
1,165,281
703,816
1,891,989
20,443,949
22,016,086
15,834,453
3,315,888
883,816
1,981,929
1
Accounts payable and accrued liabilities exclude amounts

which are not financial liabilities.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
45
The following table summarizes the contractual amounts payable and maturities of financial liabilities and other liabilities as
at December 31, 2021:
Total
Carrying contractual Less than
value amount one year 2-3 years 4-5 years Over 5 years
$ $ $ $ $ $
Accounts payable and accrued
liabilities 1
9,586,423
9,586,423
9,586,423
—
—
—
Term

loans
190,905
263,232
85,731
67,561
62,823
47,117
Balance due on business
combination
3,952,203
4,355,600
2,395,580
1,960,020
—
—
Lease liabilities
5,323,965
6,614,192
3,220,750
710,493
561,628
2,121,321
19,053,496
20,819,447
15,288,484
2,738,074
624,451
2,168,438
1
Accounts payable and accrued liabilities exclude amounts

which are not financial liabilities.
The Company's

Canadian subsidiary

benefits from

a line

of credit

of $
500,000
, and

the Italian

subsidiary benefits

from a
400,000

Euros ($
576,000
) line of credit. At December 31, 2022, $
498,200

was drawn on the Canadian facility and
341,473
Euros ($
493,702
) was drawn on

the Italian facility. The credit facilities

both bear interest at

variable rates which is

the bank’s
prime rate plus 1%
, therefore,
7.45
% for the Canadian facility and
8
% for the Italian facility. There

are no imposed financial
covenants on the credit facilities.

Fair value of financial instruments
The fair value represents

the amount that

would be received

for the sale of

an asset or paid

for the transfer of

a liability in
an orderly transaction

between market

participants at the

measurement date.

The fair value

estimates are calculated

at a
specific date

taking into

consideration assumptions

regarding the

amounts, the

timing of

estimated future

cash flows

and
discount rates.

Accordingly,

due to

its approximate

and subjective

nature, the

fair value

must not

be interpreted

as being
realizable in an immediate settlement of the financial instruments.
There

are

three

levels

of

fair

value

that

reflect

the

significance

of

inputs

used

in

determining

fair

values

of

financial
instruments:
Level 1 — quoted prices (unadjusted) in active markets

for identical assets or liabilities.
Level 2 — inputs other than quoted prices included within Level

1 that are observable for the asset or liability, either directly
(i.e. as prices) or indirectly (i.e. derived from prices).
Level 3 — inputs for the asset or liability that are not based on observable market data.
The fair values

of cash

and cash

equivalents, trade

accounts receivable,

other receivables,

deposits, bank

indebtedness,
accounts payable and accrued liabilities approximate their carrying amounts

due to their short-term maturities.
Investments in BGF and HPQ shares are valued at quoted

market prices and are classified as Level 1.
Royalties receivable are discounted according to their corresponding agreements and are classified as Level 2.
Investments in HPQ warrants are valued using the Black

-Scholes pricing model and are classified as Level 3 (note

11).
The fair value

of the term

loans and the

balance due on business

combination as at December 31,

2022 is determined using
the

discounted

future

cash

flows

method

and

management's

estimates

for

market

interest

rates

for

similar

issuances.
Accordingly, as a result

,

their fair market values correspond to their carrying amount. The term loans are classified as level
2 and the balance due on business combination as Level 3.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
46
29.

Contingent liabilities
The

Company

is

currently

a

party

to

various

legal

proceedings.

If

management

believes

that

a

loss

arising

from

these
proceedings is

probable and

can reasonably

be estimated,

that amount

of the

loss is

recorded. As

additional information
becomes

available,

any

potential

liability

related

to

these

proceedings

is

assessed

and

the

estimates

are

revised,

if
necessary. Based on currently available information, management believes that the ultimate

outcome of these proceedings,
individually and in

aggregate, will not

have a material

adverse effect on

the Company’s

financial position or

overall trends
in results of operations.
The Company had received a government grant in prior years of approximately $
800,000

to assist with the development of
a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of
3
% of any
consideration received

as a

result of

the project,

for which

funding has

been received,

to a

maximum of

the actual

grant
received. This repayment

provision will remain

in effect

until May 30,

2024. The Company

abandoned the

project in 2011
and accordingly,
no

amount is expected to be repaid.
30.

Capital management
The Company’s objectives in managing capital are:
a)

To

ensure sufficient liquidity to support its current

operations and execute its business plan; and
b)

To

provide adequate return to the shareholders
The Company’s primary objectives when managing capital is to ensure the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.
The Company

currently funds

these requirements

from cash

flows from

operations and

with financing

arrangements with
third parties and shareholders.
The Company is

not subject to

any externally imposed

capital requirements. The

Company monitors

its working capital

in
order to

meet its

financial obligations.

As at

December 31, 2022,

the Company’s

working capital

was $
1,650,709

(2021 -
$
14,006,785
).
The management of capital includes shareholders’ equity for a total amount of $
16,868,927

(2021 - $
40,768,754
) and term
loans of $
389,987

(2021 - $
190,905
), as well as cash and cash

equivalents amounting to $
3,445,649

(2021 - $
12,202,513
).

There were

no significant

changes in

the Company’s

approach during

the current

and preceding

fiscal year,

however,

In
order to

maintain or

adjust capital

structure, the

Company may

issue new

shares, sell

portions of

its strategic

investment
and periodically purchase its own shares on the open

market.
31.

Income taxes
a) Income tax expenses is comprised of the following:
2022 2021
$ $
Current tax
Current year
118,378
(155,714)
Deferred tax
Origination and reversal of temporary differences
(6,219,309)
(5,095,595)
Change in unrecognized deductible temporary differences
6,176,915
4,511,349
(42,394)
(584,246)
Income tax expense (recovery)
75,984
(739,960)

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
47
b) Reconciliation of effective tax rate
2022 2021
$ $
Loss before income taxes
(32,091,043)
(39,171,899)
Income tax rates
26.5
%
26.5
%
Income tax recovery at the combined basic Federal and

Provincial tax rates
(8,504,126)
(10,380,553)
Permanent differences
2,165,385
5,079,805
Tax

rate changes
(826)
8,334
Prior year adjustment
115,118
60,533
Change in unrecognized deductible temporary differences
6,176,915
4,511,349
Other
123,518
(19,428)
Income tax expense (recovery)

75,984
(739,960)
The applicable statutory tax

rates are
26.5
% in 2022

and
26.5
% in 2021.

The Company's applicable tax

rate is the

Canadian
combined rates applicable in the jurisdiction in which the

Company operates.
c) Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities:
As at December 31, 2022 and 2021, recognized deferred

tax assets and liabilities are attributable to the following:
Assets Liabilities Net
2022 2021 2022 2021 2022 2021
$ $ $ $ $ $
Non-capital losses
carried forward
772,343
1,705,073
—
—
772,343
1,705,073
Strategic investments
—
—
—
(656,507)
—
(656,507)
Royalties receivable
—
—
(373,063)
(333,543)
(373,063)
(333,543)
Property and equipment
—
—
(155,833)
(147,127)
(155,833)
(147,127)
Intangibles
—
—
(243,447)
(468,167)
(243,447)
(468,167)
Deferred income
—
—
—
(21,000)
—
(21,000)
Right-of-use assets net of liabilities
—
—
—
(121,123)
—
(121,123)
Tax

assets (liabilities)
772,343
1,705,073
(772,343)
(1,747,467)
—
(42,394)
Set off of tax
(772,343)
(1,705,073)
772,343
1,705,073
—
—
Net tax assets (liabilities)
—
—
—
(42,394)
—
(42,394)

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
48
Deferred taxes from temporary differences and unused

tax losses and tax credits are summarized as follows:
Recognized
Recognized

Recognized

January 1,
on business

in profit or December January
in profit or

December
2021 combination

loss

31, 2021
1, 2022 loss

31, 2022
$ $ $ $ $ $ $
Non-capital
losses carried
forward
4,982,328
642,149
(3,919,404)
1,705,073
1,705,073
(932,730)
772,343
Strategic
investments
(4,919,499)
—
4,262,992
(656,507)
(656,507)
656,507
—
Investment tax
credits
(273,854)
—
273,854
—
—
—
—
Royalties
receivable
(280,900)
—
(52,643)
(333,543)
(333,543)
(39,520)
(373,063)
Property and
equipment
(25,273)
(2,840)
(119,014)
(147,127)
(147,127)
(8,706)
(155,833)
Intangibles
—
(559,949)
91,782
(468,167)
(468,167)
224,720
(243,447)
Deferred income
—
—
(21,000)
(21,000)
(21,000)
21,000
—
Right-of-use
assets net of
liabilities
(188,802)
—
67,679
(121,123)
(121,123)
121,123
—
(706,000)
79,360
584,246
(42,394)
(42,394)
42,394
—

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
49
As at December 31, 2022 and 2021, the amounts and expiry dates of tax attributes and temporary differences for which no deferred tax assets were recognized are as follows:
December 31, 2022 December 31, 2021
Federal Provincial Federal Provincial
$ $ $ $
Research and development expenses,

without time limitation:
11,917,963
12,150,617
11,399,104
11,023,013
Federal research and development
investment tax credits:
2029
299,881
—
299,881
—
2030
89,879
—
89,879
—
2031
223,759
—
223,759
—
2032
186,031
—
186,031
—
2033
105,216
—
105,216
—
2034
212,609
—
212,609
—
2035
488,555
—
488,555
—
2036
359,594
—
359,594
—
2037
253,885
—
253,885
—
2038
186,015
—
186,015
—
2039
340,728
—
465,535
—
2040
101,562
—
101,562
—
2041
167,461
—
359,115
—
2042
256,417
—
—
—
3,271,592
—
3,331,636
—
December 31, 2022 December 31, 2021
Federal Provincial Italy Federal Provincial Italy
$ $ $ $ $ $
Tax

losses carried
forward:
2032
2,866,759
2,866,759
—
628,948
—
—
2033
2,047,643
2,047,643
—
2,047,643
1,490,639
—
2034
589,007
589,007
—
589,007
589,007
—
2035
703,664
416,827
—
703,664
416,827
—
2036
3,579,827
3,440,527
—
3,579,827
3,440,527
—
2037
1,577,876
1,568,739
—
1,577,876
1,568,739
—
2038
5,716,536
5,650,620
—
5,716,536
5,650,620
—
2039
4,772,060
4,079,919
—
4,163,315
4,079,919
—
2040
533,485
533,485
—
—
—
—
2041
3,818,898
3,773,941
—
2,710,255
2,659,255
—
2042
16,135,868
16,140,505
—
—
—
—
Indefinite
—
—
908,073
—
—
815,620
42,341,623
41,107,972
908,073
21,717,071
19,895,533
815,620

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
50
December 31, 2022 December 31, 2021
Federal Provincial Federal Provincial
$ $ $ $
Other deductible temporary differences,

Without time limitation:
Right-of-use assets net of liabilities
687,896
687,896
—
—
Strategic investments
3,068,378
3,068,378
—
—
Financing costs
677,789
677,789
1,100,504
1,100,504
Intangible assets
3,460,822
3,194,890
3,712,181
3,431,133
Capital losses
—
—
464,768
464,768
7,894,885
7,628,953
5,277,453
4,996,405
Deferred tax assets and

investment tax credits have

not been recognized in respect

to these items because

it is uncertain
that future taxable

profit will be

available against which

the Company can

utilise the benefits

therefrom. The generation

of
future taxable profit depends on the successful commercialisation of the Company’s products and technologies.
32.

Segment information
The Company operates

in
one

segment, based

on financial information

that is available

and evaluated

by the Company’s
Board of Directors. The Company’s head office is located in Montreal, Quebec. The operations of the Company are located
in three geographic areas: Canada, Italy and India.
The following is a summary of the Company’s

total revenues by geography:
2022 2021
$ $
Brazil
162,797
1,475,608
Canada
11,933,904
7,383,884
England
—
634
Germany
11,606
3,867
India
91,699
698,837
Israel
27,360
126,246
Italy
1,309,478
2,514,665
Mexico
371,668
920,818
Netherlands
112,634
—
Poland
47,591
60,406
Saudi Arabia
1,511,142
7,019,953
South Africa
29,997
—
Spain
22,049
1,178
United States of America
2,661,071
10,567,741
Vietnam
720,507
294,513
19,013,503
31,068,350
Revenue by product line and revenues recognized by

revenue recognition method are presented in note 7.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In Canadian dollars)
51
The following is a summary of selected asset categories

by geographic market, at December 31:
2022 2021
$ $ $ $ $ $
Canada

India Total
Canada

India Total
Property and equipment
3,372,356
21,096
3,393,452
3,685,974
26,963
3,712,937
Right-of-use assets
4,818,744
—
4,818,744
5,765,993
—
5,765,993
Intangible assets
2,104,848
—
2,104,848
2,774,198
—
2,774,198
Goodwill
2,660,607
—
2,660,607
2,660,607
—
2,660,607
12,956,555
21,096
12,977,651
14,886,772
26,963
14,913,735
In 2022 and 2021, none of the selected asset categories

above were located in Italy.
33.

Subsequent event
On March 8, 2023, the Company announced it had completed a non-brokered private placement consisting of the issuance and sale of
5,000,000

units of the

Company at a

price of $
1.00

per unit, for

gross proceeds of

$
5,000,000
. Each unit

consists
of
one

common share of the Company

and
one

common share purchase warrant.

Each warrant entitles the holder

thereof
to purchase
one

common

share at

a price

of

$
1.25

until

March

7,

2025. The

entire amount

is allocated

to

the common
shares as the fair value of the common shares on March

8, 2023 was $
1.38
.